Exhibit 99.1

FORM 51-102F4

BUSINESS ACQUISITION REPORT

Item 1 Identity of Company

1.1	Name and Address of Company

Algonquin Power & Utilities Corp. (the “Company”)

2845 Bristol Circle

Oakville, Ontario

L6H 7H7

1.2	Executive Officer

The following executive officer of the Company is knowledgeable about the significant acquisition and this report:

David Bronicheski, Chief Financial Officer

Telephone Number: (905) 465-4500

Item 2 Details of Acquisition

2.1	Nature of Business Acquired

On July 3, 2012, the Company acquired through its indirectly wholly-owned subsidiary, Liberty Energy Utilities Co. (“Liberty Energy”), all of the outstanding shares of Granite State Electric Company (“Granite State”) and EnergyNorth Natural Gas, Inc. (“EnergyNorth”) from National Grid USA. Granite State is a regulated electricity distribution utility providing electric service to over 43,000 customers in New Hampshire. EnergyNorth is a regulated natural gas distribution utility providing natural gas services to over 86,000 customers in New Hampshire.

2.2	Date of Acquisition

July 3, 2012

2.3	Consideration

The shares of Granite State and EnergyNorth were acquired for total consideration of US$285 million, subject to certain post-closing adjustments, paid in cash. The sources of the cash consideration comprised (i) Cdn$60,000,000 from the conversion of subscription receipts issued to Emera Inc., (ii) Cdn$75,000,000 from the issuance of equity in November 2011, (iii) existing debt of Granite State of US$15,000,000 assumed at closing, and (iv) US$135,000,000 from a private placement of senior unsecured notes by Liberty Utilities Finance GP1, a wholly owned special purpose financing subsidiary of the Company. The net working capital and closing adjustments of $23,671,962 were financed through draws on Liberty Utilities Co.’s existing bank credit facility.

2.4	Effect on Financial Position

For information on the expected effect of the acquisition of Granite State and Energy North on the Company’s financial position, see the pro forma consolidated financial statements of the Company attached as Appendix A.

Except as described herein and other than in respect of the changes which occurred as a result of the acquisition, the Company does not presently have plans or proposals for material changes in the business or affairs of the Company or of Granite State or EnergyNorth which may have a significant effect on the results of operations and financial position of the Company, including any proposal to liquidate the business, to sell, lease or exchange all or a substantial part of its assets, to amalgamate the business with any other business organization, or to make any material changes to the Company’s, Granite State’s or EnergyNorth’s businesses, including any change to corporate structure, management or personnel.

2.5	Prior Valuations

None

2.6	Parties to Transaction

The acquisition of Granite State and Energy North was not with an “informed person” (as such term is defined in section 1.1 of National Instrument 51-102 – Continuous Disclosure Obligations), associate or affiliate of the Company.

2.7	Date of Report

August 8, 2012

Item 3 Financial Statements

The following financial statements required by Part 8 of National Instrument 51-102 – Continuous Disclosure Obligations are included herein:

(a)

attached hereto as Appendix A is the unaudited pro forma consolidated Statement of Financial Position of the Company as at March 31, 2012, the unaudited pro forma consolidated Statement of Operations of the Company for the financial year ended December 31, 2011, and the unaudited pro forma consolidated Statement of Operations of the Company for the three month period ended March 31, 2012, each giving effect to the acquisition of Granite State and Energy North, and the notes thereto;

(b)

attached hereto as Appendix B are the audited financial statements of Granite State for the financial years ended March 31, 2012 and March 31, 2011 prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), and the notes thereto. The auditors of these financial statements have given their consent to include their audit report in this business acquisition report;

(c)

attached hereto as Appendix C are the audited financial statements of EnergyNorth for the financial years ended March 31, 2012 and March 31, 2011 prepared in accordance with US GAAP, and the notes thereto. The auditors of these financial statements have given their consent to include their audit report in this business acquisition report;

(d)

attached hereto as Appendix D are the unaudited interim financial statements of Granite State for the three month periods ended March 31, 2012 and March 31, 2011 prepared in accordance with US GAAP, but does not include all disclosure required by US GAAP;

(e)

attached hereto as Appendix E are the unaudited interim financial statements of EnergyNorth for the three month periods ended March 31, 2012 and March 31, 2011 prepared in accordance with US GAAP, but does not include all disclosure required by US GAAP.

Cautionary Note Regarding Forward-Looking Statements

Certain statements included herein contain information that is forward-looking within the meaning of certain securities laws, including information and statements regarding prospective results of operations, financial position or cash flows. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. The Company cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in the management’s discussion and analysis section of the Company’s most recent annual report and quarterly report, and the Company’s Annual Information Form, each of which is filed under the Company’s profile on SEDAR at www.sedar.com. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, the Company undertakes no obligation to update any forward-looking statements or information to reflect new information, subsequent or otherwise.

The information in this report concerning Granite State’s and EnergyNorth’s businesses is based on their audited financial statements and has not been independently verified by the Company.

Appendix A

Unaudited Pro Forma Consolidated Financial Statements

Pro forma consolidated financial statements of

ALGONQUIN POWER & UTILITIES CORP.

(Unaudited)

For the year ended December 31, 2011 and

For the three months period ending March 31, 2012

Algonquin Power & Utilities Corp

Unaudited Pro Forma Consolidated Statement of Financial Position

March 31, 2012

(in thousands of Canadian dollars)

	APUC	EnergyNorth	Granite State	Pro Forma		Pro forma
				Adjustments		Consolidated
		note 4 (m)	note 4 (m)	note 4

Assets

Currents assets:
Cash	63,383	-	241	(63,383)	(e)	241
Short term investments	833	-	-	-		833
Accounts receivable net of allowance	39,208	29,600	11,736	(2,231)	(a)	78,312
Gas and propane in storage, at average cost		10,464	-	-		10,464
Due from related parties	2,144	-	-	-		2,144
Prepaid expenses	4,021	453	2,548	-		7,021
Supplies and consumables inventory	2,902	-	660	-		3,562
Notes receivable	495	-	-	-		495
Deferred tax asset	12,040	3,052	392	-		15,484
Income tax receivable	159	-	-	-		159
Regulatory assets	2,526	4,977	4,507	-		12,009
Derivative assets		21	-	-		21

Total current assets	127,711	48,566	20,084	(65,614)		130,747

Long-term investments and notes receivable	39,391	-	-	-		39,391
Deferred non-current income tax asset	69,967	-	-	-		69,967
Property, plant and equipment	944,035	250,913	84,890	-		1,279,838
Intangible assets	58,344	-	-	-		58,344
Goodwill	9,484	2,110	19,304	(4,491)	(b)	26,407
Restricted cash	3,844	-	3,204	-		7,048
Deferred financing costs	7,146	-	-	1,200	(c)	8,346
Non-current regulatory asset	2,039	65,121	6,752	22,337	(d)	96,249
Other assets	3,598	10,154	1,296	(3,357)	(a)	11,691

Total assets	1,265,559	376,863	135,529	(49,925)		1,728,027

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts payable	10,292	6,272	8,890	(1,947)	(a)	23,507
Accrued liabilities	45,868	1,888	3,949	2,050	(c),(k)	53,755
Due to related parties	1,578	-	-	-		1,578
Dividends payable	10,310	-	-	-		10,310
Regulatory liabilities	2,632	4,144	1,221	-		7,997
Long-term liabilities	1,650	-	-	-		1,650
Other long-term liabilities	1,038	-	-	-		1,038
Advances in aid of construction	593	-	-	-		593
Derivative instruments	2,855	2,996	-	-		5,851
Income tax liability	390	4,102	176	(4,277)	(f)	390
Deferred credit	6,545	-	-	-		6,545
Deferred income tax liability	756	-	-	-		756

Total current liabilities	84,507	19,402	14,235	(4,175)		113,970

Long-term liabilities	327,761	-	14,963	179,237	(e)	521,960
Convertible debentures	62,460	-	-	-		62,460
Other long-term liabilities	10,830	4,738	3,900	(2,320)	(f)	17,148
Advances in aid of construction	73,362	-	-	-		73,362
Non-current regulatory liabilities	19,515	27,054	8,301	-		54,870
Deferred non-current income tax liability	52,938	57,528	14,301	(12,408)	(d),(g)	112,359
Derivative instruments	4,145	366	-	-		4,511
Deferred credits	29,370	-	-	-		29,370
Postretirement benefits and other reserves	-	4,410	8,078	12,268	(d)	24,756
Environmental liabilities	-	53,439	-	-		53,439

Shareholders’ equity:
Shareholders’ capital	1,035,389	2,993	6,025	50,983	(h),(i)	1,095,389
Additional paid in capital	1,753	280,560	39,918	(320,478)	(h)	1,753
Deficit	(374,082)	(72,998)	33,177	38,972	(h)	(374,932)
Accumulated other comprehensive loss	(100,616)	(628)	(7,369)	7,997	(h)	(100,616)

Total Equity attributable to APUC	562,444	209,926	71,751	(222,527)		621,594

Non-controlling interest	38,227	-	-	-		38,227

Total stockholders’ equity	600,671	209,926	71,751	(222,527)		659,821
			-

Total liabilities and shareholders equity	1,265,559	376,863	135,529	(49,925)		1,728,027

See accompanying notes to unaudited pro forma consolidated financial statements

Algonquin Power & Utilities Corp

Unaudited Pro Forma Consolidated Statement of Operations

For the year ended December 31, 2011

(in thousands of Canadian dollars)

	APUC	EnergyNorth	Granite State	Pro Forma		Pro forma
				Adjustments		Consolidated
		note 4 (n)	note 4 (n)	note 4

Revenue
Non-regulated energy sales	134,232	-	-	-		134,232
Regulated energy sales and distribution	77,368	128,822	84,160	-		290,350
Waste disposal fees	16,406	-	-	-		16,406
Regulated water reclamation and distribution	44,989	-	-	-		44,989
Other revenue	3,643	-	-	-		3,643

Total revenue	276,638	128,822	84,160	-		489,620

Expenses
Operating	88,420	32,515	33,051	-		153,986
Regulated commodities purchased	46,508	72,067	44,563	-		163,138
Non-regulated fuel for generation	24,628	-	-	-		24,628
Depreciation of property, plant and equipment	39,393	9,133	5,011	-		53,537
Amortization of intangible assets	6,433	-	-	-		6,433
Write down of long-lived assets	17,534	-	-	-		17,534
Administrative expenses	16,520	-	-	-		16,520
Gain on foreign exchange	(652)	-	-	-		(652)

Total operating expenses	238,784	113,715	82,624	-		435,123

Operating Income	37,854	15,107	1,536	-		54,497

Interest expense	30,441	5,240	1,224	6,633	(j)	43,538
Interest, dividend income and other income	(5,659)	(272)	(104)	-		(6,035)
Acquisition-related costs	2,965	-	-	(1,262)	(k)	1,703
Loss on derivative financial instruments	5,844	-	-	-		5,844

	33,591	4,968	1,120	5,370		45,050

Earnings/(loss) from operations before income taxes, non-controlling interest	4,263	10,139	416	(5,370)		9,447

Income tax expense (recovery)
Current	300	2,673	(2,441)	-		532
Deferred	(23,339)	1,420	2,608	(3,475)	(I)	(22,786)

	(23,039)	4,093	167	(3,475)		(22,254)

Net earnings (loss)	27,302	6,045	249	(1,896)		31,701

Net earnings attributable to the non controlling interest	3,921					3,921

Net earnings (loss) attributable to Algonquin Power & Utilities Corp.	23,381	6,045	249	(1,896)		27,780

Basic net earnings per share	0 20					0 20
Diluted net earnings per share	0.20					0.20

See accompanying notes to unaudited pro forma consolidated financial statements

3

Algonquin Power & Utilities Corp

Unaudited Interim Pro Forma Consolidated Statement of Operations

Three month period ended March 31, 2012

(in thousands of Canadian dollars)

	APUC	EnergyNorth	Granite State	Pro Forma		Pro forma
				Adjustment		Consolidated
		note 4 (n)	note 4 (n)	note 4

Revenue
Non-regulated energy sales	30,617	-	-	-		30,617
Regulated energy sales and distribution	19,386	49,308	23,307	-		92,001
Waste disposal fees	3,427	-	-	-		3,427
Regulated water reclamation and distribution	10,593	-	-	-		10,593
Other revenue	414	-	-	-		414

	64,437	49,308	23,307	-		137,052

Expenses
Operating	23,545	9,260	10,066	-		42,871
Regulated commodities purchased	11,783	30,127	12,222	-		54,132
Non-regulated fuel for generation	4,032	-	-	-		4,032
Depreciation of property, plant and equipment	9,645	2,225	1,253	-		13,124
Amortization of intangible assets	1,039	-	-	-		1,039
Administrative expenses	4,383	-	-	-		4,383
Loss on foreign exchange	477	-	-	-		477

	54,904	41,612	23,542	-		120,058

Operating Income	9,533	7,695	(234)	-		16,994

Interest expense	8,731	1,276	282	1,812	(j)	12,102
Interest, dividend income and other income	(2,122)	(78)	(108)			(2,308)
Acquisition-related costs	2,378	-	-	(852)	(k)	1,526
Gain on derivative financial instruments	(63)	-	-			(63)

	8,924	1,198	174	960		11,256

Earnings/(loss) from operations before income taxes, non-controlling interest	609	6,497	(408)	(960)		5,738

Income tax expense (recovery)	(2,256)	2,573	(365)	(746)	(l)	(795)

Net earnings (loss)	2,865	3,924	(43)	(214)		6,533

Net earnings attributable to the non controlling interest	591			-		591

Net earnings (loss) attributable to Algonquin Power & Utilities Corp.	2,274	3,924	(43)	(214)		5,942

Basic net earnings per share	0.02					0.04
Diluted net earnings per share	0.02					0.04

See accompanying notes to unaudited pro forma consolidated financial statements

4

Algonquin Power & Utilities Corp.

Notes to Unaudited Pro Forma Consolidated Financial Statements

1.	Basis of Presentation

The Unaudited Pro Forma Consolidated Financial Statements have been prepared in connection with the acquisitions of Granite State Electric Company ( “Granite State”) and EnergyNorth Natural Gas, Inc (“EnergyNorth”) (collectively “GS-EN”) by Algonquin Power & Utilities Corp (“APUC” or the “Company”) on July 3, 2012. The Unaudited Pro Forma Statement of Financial Position as at March 31, 2012 gives effect to the acquisitions as if they were completed on March 31, 2012. The Unaudited Pro Forma Consolidated Statements of Operations for the year ended December 31, 2011 and the three months ended March 31, 2012, give effect to the acquisitions as if they were completed on January 1, 2011.

The unaudited pro forma financial statements have been presented for illustrative purposes only and are not necessarily indicative of results of operations and financial position that would have been achieved had the pro forma events taken place on the dates indicated, or the future consolidated results of operations or financial position of the consolidated company. Future results may vary significantly from the pro forma results presented.

The unaudited pro forma consolidated financial statements and accompanying notes have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) consistent with the significant accounting policies set out in APUC’s unaudited interim consolidated financial statements for the three month period ended March 31, 2012 and its audited consolidated financial statements for the year ended December 31, 2011. Granite State and EnergyNorth financial statements are also prepared under U.S. GAAP and therefore the significant accounting policies of those companies are not expected to be materially different from APUC. Further review of Granite State and EnergyNorth accounting policies may impact the actual financial statements of APUC.

In preparing the unaudited pro forma financial statements, the following historical information was used:

•	The audited consolidated financial statements of APUC for the year ended December 31, 2011, available on SEDAR and incorporated by reference in this document;
•	The unaudited interim consolidated financial statements of APUC for the three months period ended March 31, 2012, available on SEDAR and incorporated by reference in this document;
•	The audited financial statements of Granite State for the year ended March 31, 2012, included in this document;
•	The audited financial statements of EnergyNorth for the year ended March 31, 2012, included in this document;
•	The unaudited interim financial statements of Granite State for the three months period ended March 31, 2012, included in this document;
•	The unaudited interim financial statements of EnergyNorth for the three months period ended March 31, 2012, included in this document;

5

The historical consolidated financial information has been adjusted in the unaudited pro forma financial statements to give effect to pro forma events that are: (i) directly attributable to the acquisition; (ii) factually supportable; and (iii) with respect to the unaudited pro forma statements of operations, expected to have a continuing impact on the combined results of APUC and GS-EN. As such, the impact from acquisition related expenses is not included in the accompanying unaudited pro forma statements of operations. However, the impact of these expenses is reflected in the unaudited pro forma Statement of Financial Position.

The unaudited pro forma financial statements do not reflect any cost savings (or associated costs to achieve such savings) from operating efficiencies, synergies or other restructuring that could result from the acquisition. Further, the unaudited pro forma financial statements do not reflect the effect of any future regulatory actions that may impact the unaudited pro forma financial statements when the acquisition is completed.

Assumptions and estimates underlying the unaudited pro forma adjustments are described in the accompanying notes, which should be read in connection with the unaudited pro forma financial statements. The pro forma adjustments and allocations of the purchase consideration of GS-EN are based on estimates of the fair value of assets acquired and liabilities to be assumed. The final allocations will be completed after asset and liability valuations are finalized as of the date of the completion of the acquisition of July 3, 2012. Any final adjustments may change the allocation of purchase price which could affect the fair value assigned to assets and liabilities in these unaudited pro forma consolidated financial statements.

2.	Nature of transaction

On July 3, 2012, Liberty Energy Utilities Co. (“Liberty Energy”), APUC’s regulated utility subsidiary, acquired all issued and outstanding shares of EnergyNorth, a regulated natural gas utility and Granite State, a regulated electric distribution utility for total consideration of approximately $284,288 (US$285,000), plus working capital and subject to final closing adjustments.

3.	Preliminary Purchase Price

The following table summarizes the preliminary determination of the fair value of the assets acquired and liabilities assumed as at March 31, 2012:

	EnergyNorth	Granite State	Total
Working capital	29,380	5,266	34,646
Property, plant and equipment	250,913	84,890	335,803
Regulatory assets	79,963	23,731	103,694
Other assets	7,873	219	8,092
Goodwill	16,923	-	16,923
Long-term debt	-	(14,963)	(14,963)
Long-term liabilities	(76,298)	(8,581)	(84,879)
Regulatory liabilities	(31,198)	(9,522)	(40,720)
Deferred income tax liability, net	(55,183)	(794)	(55,977)

Total net assets acquired	$222,373	$80,246	$302,619

6

3.	Preliminary Purchase Price (continued)

The acquisition was funded as follows:

Debt financing (US$135,000), interest at rate of 4.38%	$134,663
Cash proceeds from share issuance to Emera	60,000
Cash proceeds from share issuance in 2011	75,000
Senior unsecured revolving credit facility (US$33,040), interest at rate of LIBOR+1.625%	32,956

Total acquisition cost	$302,619

Preliminary purchase consideration

The purchase agreements provide for consideration approximating $284,288 (US$285,000) subject to a purchase price adjustment for assumed debt, acquired working capital, changes in capital expenditures and regulated assets at the acquisition date. For purposes of the pro forma statements, the post-closing adjustment is assumed to increase the purchase consideration by $18,332 (US$18,378).

In connection with these acquisitions, Emera Inc. (“Emera”) converted subscription receipts into 12.0 million APUC common shares upon closing of the transactions for proceeds of $60,000. In addition, the Company used $75,000 in share proceeds raised in 2011 to finance the acquisitions.

The Company financed the price adjustment arising mainly out of the assumed working capital, through its senior unsecured revolving credit facility at a rate of LIBOR + 1.625%.

Preliminary purchase price allocation

The determination of the fair value of assets and liabilities acquired has been based upon management’s preliminary estimates and certain assumptions. Considering the regulated environment in which EnergyNorth and Granite State operate in, the value of the assets and liabilities acquired have been estimated to closely approximate their book values for purposes of these pro forma statements. The actual fair values of the assets and liabilities will be determined as of the date of acquisition and may differ from the amounts noted above in the pro forma preliminary purchase price allocation due to a number of factors, including:

•	timing of completion of the acquisitions;
•	changes in the net assets of EnergyNorth and Granite State;
•	completion of further analysis, including valuation of intangible assets, post-retirement benefit obligations, pensions and related income taxes.

7

4.	Adjustments to Unaudited pro forma Financial Statements

(a)	Intercompany & other assets/liabilities:

The pro forma adjustments reflect the elimination of the seller’s intercompany accounts and non-qualified pension assets & liabilities which, based on the share purchase agreements, are excluded from the purchase transactions.

(b)	Goodwill:

The pro forma adjustment reflects the elimination of acquiree historical goodwill and the establishment of $16,923 goodwill resulting from the acquisitions. Goodwill is calculated as the excess of the purchase price over the fair values assigned to the net assets acquired.

(c)	Deferred debt issuance costs:

The pro forma adjustment reflects the estimated financing costs of $1,200 related to the additional debt incurred in connection with the acquisition.

(d)	Pension:

The pro forma adjustments reflect the net pension obligation to be assumed by the Company, as contemplated by the sale and purchase agreement. In addition, the pro forma adjustment to regulatory assets reflects the unamortized pension related gains and losses historically recorded in accumulated other comprehensive income but eliminated by the purchase equation. The pro forma adjustment to deferred income tax liability reflects the income tax effect of these pro forma adjustments, which was calculated using an estimated statutory income tax rate of 40%. The final adjustments will depend on the actuarial calculations on the closing date and the number of participants transferring from the seller to the Company.

(e)	Long term liabilities:

The pro forma adjustment reflects the financing from long-term debt of $134,663 (US$135,000) and the senior secured revolving credit facility of $32,957 (US$33,040).

(f)	Pre-acquisition income taxes:

The pro forma adjustments reflect the recovery of pre-acquisition income taxes from the seller in accordance with the indemnification clause of the purchase and sale agreement.

8

4.	Adjustments to Unaudited pro forma Financial Statements (continued)

(g)	Deferred taxes:

For Granite State, for tax purposes, the Company intends to file an election under section 338(h)(10) of the U.S. Internal Revenue Code, which recognizes the purchase transaction as a deemed asset acquisition, eliminating accounting and tax basis differences on these assets. The pro forma adjustment reflects the reduction of deferred tax liability of $18,104 resulting from this election. The Company does not intend to file a section 338(h)(10) election for EnergyNorth.

(h)	Equity of acquiree:

The pro forma adjustment reflects the elimination of Granite State and EnergyNorth’s existing equity accounts.

(i)	Equity of APUC:

The pro forma adjustment reflects the issuance of 12 million common shares of APUC in connection with the acquisition for consideration of $60,000 (note 3).

(j)	Interest expense:

The pro forma adjustment reflects additional interest expense and amortization of the deferred financing costs as a result of incremental debt financing required for the acquisition.

(k)	Acquisition-related costs:

Transaction costs specific to the GS-EN acquisitions were expensed as incurred in the amount of $1,262 for the year ended December 31, 2011 and $852 for the three months period ended March 31, 2012. These costs have been reversed in the pro forma adjustments to the Statement of Operations as these amounts are considered non-recurring. The pro forma adjustment to accrued liabilities on the statement of financial position reflects expected additional transaction costs of $850 for these acquisitions.

(l)	Income taxes:

The pro forma adjustment reflects the income tax effect of the pro forma adjustments, which was calculated using an estimated statutory income tax rate of 40% with the exception of interest expense which is tax effected at 60%, reflecting the overall consolidated tax impact related to the financings.

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4.	Adjustments to Unaudited pro forma Financial Statements (continued)

(m)	Foreign exchange (Statement of Financial Position):

The audited balance sheet of Granite State and EnergyNorth as at March 31, 2012 presented in U.S. dollars was translated to Canadian dollars using the foreign exchange rate as at March 31, 2012 of US$1.00 = CDN$0.9975

(n)	Foreign exchange (Statement of Operations):

The audited Statement of Operations of Granite State and EnergyNorth for the year ended March 31, 2011 and the unaudited interim Statement of Operations for the three months period ended March 31, 2012 presented in U.S. dollars were translated to Canadian dollars using the average foreign exchange rate for the twelve month and three month period of US$1.00 = CDN$0.9930 and US$1.00 = CDN$1.0011, respectively.

5.	Pro forma shares outstanding

The average number of APUC common shares used in the computation of pro forma basic and diluted earnings per share has been determined as follows:

	Three months ended March 31, 2012	Year ended December 31, 2011
Weighted average shares –basic	140,582,077	116,712,934
Effect of share issuance to Emera	12,000,000	12,000,000
Effect of additional share issuance	-	11,061,497

Pro forma weighted-average shares-basic	152,582,077	139,774,881
Dilutive effect of stock options	482,608	249,854

Pro forma weighted-average shares-diluted	153,064,685	140,024,735

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Appendix B

Audited Financial Statements of Granite State

Granite State Electric Company

Financial Statements

For the years ended March 31, 2012 and March 31, 2011

GRANITE STATE ELECTRIC COMPANY

Page No.

Report of Independent Auditors	2

Balance Sheets	3
March 31, 2012 and March 31, 2011

Statements of Income	5
Years Ended March 31, 2012 and March 31, 2011

Statements of Cash Flows	6
Years Ended March 31, 2012 and March 31, 2011

Statements of Shareholder’s Equity and Comprehensive Income	7
Years Ended March 31, 2012 and March 31, 2011

Statements of Capitalization	8
March 31 , 2012 and March 31, 2011

Notes to the Financial Statements	9

1

Report of Independent Auditors

To the Shareholder and Board of Directors of

Granite State Electric Company:

In our opinion, the accompanying balance sheets and related statements of income, shareholders’ equity and comprehensive income, capitalization and of cash flows present fairly, in all material respects, the financial position of Granite State Electric Company (the “Company”) at March 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

July 2, 2012

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, NY 10017

T: (646) 471 3000, F: (646) 471 8320, www.pwc.com/us

GRANITE STATE ELECTRIC COMPANY

BALANCE SHEETS

(in thousands of dollars)

	March 31,
	2012	2011
ASSETS

Current assets:
Cash and cash equivalents	$242	$220
Restricted cash	3,212	3,207
Accounts receivable	9,067	8,385
Allowance for doubtful accounts	(487)	(558)
Accounts receivable from affiliates	12	-
Intercompany money pool	2,225	7,500
Unbilled revenues	948	1,037
Materials and supplies, at average cost	662	499
Regulatory assets	4,518	1,716
Current portion of deferred income tax assets	393	1,390
Prepaid and other current assets	2,554	2,012

Total current assets	23,346	25,408

Property, plant, and equipment, net	85,103	83,775

Deferred charges and other assets:
Regulatory assets	6,769	5,105
Goodwill	19,352	19,352
Other deferred charges	1,299	1,191

Total deferred charges and other assets	27,420	25,648

Total assets	$135,869	$134,831

The accompanying notes are an integral part of these financial statements.

3

GRANITE STATE ELECTRIC COMPANY

BALANCE SHEETS

(in thousands of dollars)

	March 31,
	2012	2011
LIABILITIES AND CAPITALIZATION

Current liabilities:
Accounts payable	$6,960	$6,983
Accounts payable to affiliates	1,952	2,017
Taxes accrued	176	332
Customer deposits	657	545
Interest accrued	433	492
Regulatory liabilities	1,224	1,957
Other accrued expenses	383	495
Renewable energy accrual	1,908	552
Other current liabilities	578	773

Total current liabilities	14,271	14,146

Deferred credits and other liabilities:
Regulatory liabilities	8,322	8,785
Deferred income tax liabilities	14,337	13,239
Postretirement benefits and other reserves	8,098	6,457
Other deferred liabilities	3,910	4,810

Total deferred credits and other liabilities	34,667	33,291

Capitalization:
Shareholder’s equity	71,931	72,394
Long-term debt	15,000	15,000
Total capitalization	86,931	87,394

Total liabilities and capitalization	$135,869	$134,831

The accompanying notes are an integral part of these financial statements.

4

GRANITE STATE ELECTRIC COMPANY

STATEMENTS OF INCOME

(in thousands of dollars)

	Years Ended March 31,
	2012	2011

Operating revenues	$84,752	$82,841

Operating expenses:
Purchased electricity	44,876	44,367
Operations and maintenance	30,003	27,919
Depreciation and amortization	5,046	4,858
Other taxes	3,280	3,023

Total operating expenses	83,205	80,167

Operating income	1,547	2,674

Other income and (deductions):
Interest on long-term debt	(1,133)	(1,133)
Other interest, including affiliate interest	(100)	(10)
Other income (deductions), net	105	(82)

Total other deductions, net	(1,128)	(1,225)

Income before income taxes	419	1,449

Income taxes:
Current	(2,458)	(537)
Deferred	2,626	1,294

Total income tax expense	168	757

Net income	$251	$692

The accompanying notes are an integral part of these financial statements

5

GRANITE STATE ELECTRIC COMPANY

STATEMENTS OF CASH FLOWS

(in thousands of dollars)

	Years Ended March 31,
	2012	2011
Operating activities:
Net income	$251	$692
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	5,046	4,858
Provision for deferred income taxes	2,626	1,294
Bad debt expense	361	493
Pension and other postretirement expense	1,213	1,373
Pension and other postretirement contributions	(914)	(803)
Changes in operating assets and liabilities:
Accounts receivable, net	(1,025)	(1,691)
Materials and supplies	(163)	(50)
Regulatory assets and liabilities, net	(5,705)	378
Accounts payable and accrued expenses	(400)	(426)
Prepaid taxes and accruals	(652)	5,470
Accounts receivable from/payable to affiliates, net	(81)	2,382
Other, net	370	1,812

Net cash provided by operating activities	927	15,782

Investing activities:
Capital expenditures	(5,722)	(6,007)
Changes in intercompany money pool	5,275	(7,500)
Changes in restricted cash	(5)	(137)
Cost of removal	(516)	(434)
Other	99	(496)

Net cash used in investing activities	(869)	(14,574)

Financing activities:
Other	(36)	-
Changes in intercompany money pool	-	(1,575)

Net cash used in financing activities	(36)	(1,575)

Net increase (decrease) in cash and cash equivalents	22	(367)
Cash and cash equivalents, beginning of year	220	587

Cash and cash equivalents, end of year	$242	$220

Supplemental disclosures:
Interest paid	$1,107	$1,138
Taxes paid	562	5,884
Supplemental non-cash item:
Capital-related accruals included in accounts payable	527	321

The accompanying notes are an integral part of these financial statements

6

GRANITE STATE ELECTRIC COMPANY

STATEMENTS OF SHAREHOLDER’S EQUITY AND COMPREHENSIVE INCOME

(in thousands of dollars, except per share and number of shares data)

	Common Stock, par value $100 per share				Accumulated Other Comprehensive Income
	Issued and Outstanding Shares	Amount	Additional Paid-in Capital	Retained Earnings	Unrealized Gain (Loss) on Available for Sale Securities	Pension and Postretirement Benefits Other than Pension	Total Accumulated Other Comprehensive Income (Loss)	Total
Balance at March 31, 2010	60,400	$6,040	$40,054	$32,317	$65	$(8,428)	$(8,363)	$70,048
Net income				692				692
Comprehensive income:
Unrealized gains on securities, net of $27 tax expense	-	-	-	-	40	-	40	40
Changes in pension and other postretirement obligations, net of $1,095 tax expense	-	-	-	-	-	1,643	1,643	1,643
Reclassification adjustment for gains included in net income, net of $19 tax benefit	-	-	-	-	(29)	-	(29)	(29)

Total comprehensive income								2,346

Balance at March 31, 2011	60,400	6,040	40,054	33,009	76	(6,785)	(6,709)	72,394
Net income				251				251
Comprehensive income:
Unrealized gains on securities, net of $49 tax expense	-	-	-	-	73	-	73	73
Changes in pension and other postretirement obligations, net of $478 tax benefit	-	-	-	-	-	(717)	(717)	(717)
Reclassification adjustment for gains included in net income, net of $22 tax benefit	-	-	-	-	(34)	-	(34)	(34)

Total comprehensive income								(427)

Parent loss tax allocation	-	-	(36)	-	-	-	-	(36)

Balance at March 31, 2012	60,400	$6,040	$40,018	$33,260	$115	$(7,502)	$(7,387)	$71,931

The accompanying notes are an integral part of these financial statements

7

GRANITE STATE ELECTRIC COMPANY

STATEMENTS OF CAPITALIZATION

(in thousands of dollars)

			March 31,
			2012	2011

Total shareholder’s equity			$71,931	$72,394

Long-term debt:	Interest Rate	Maturity Date

7.37% Unsecured Note	7.37%	November 1, 2023	5,000	5,000
7.94% Unsecured Note	7.94%	July 1, 2025	5,000	5,000
7.30% Unsecured Note	7.30%	June 15, 2028	5,000	5,000

Total long-term debt			15,000	15,000

Total capitalization			$86,931	$87,394

The accompanying notes are an integral part of these financial statements

8

GRANITE STATE ELECTRIC COMPANY

NOTES TO THE FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies

A.	Nature of Operations

Granite State Electric Company (the “Company,” “we,” “us,” and “our”) is an electric retail distribution company providing electric service to approximately 43,000 customers in 21 communities in New Hampshire. The properties of the Company consist principally of substations and distribution lines interconnected with transmission and other facilities of New England Power Company, a wholly owned subsidiary of National Grid USA (“NGUSA”).

The Company is a wholly-owned subsidiary of NGUSA, a public utility holding company with regulated subsidiaries engaged in the generation of electricity and the transmission, distribution and sale of both natural gas and electricity. NGUSA is an indirectly-owned subsidiary of National Grid plc, a public limited company incorporated under the laws of England and Wales.

On December 8, 2010, NGUSA and Liberty Energy Utilities Co. (“Liberty Energy”), a subsidiary of Algonquin Power & Utilities Corp., entered into a stock purchase agreement which was subsequently amended and restated on January 21, 2011, pursuant to which NGUSA will sell and Liberty Energy will purchase all of the common stock of the Company. The parties received Federal Energy Regulatory Commission (“FERC”) approval in July 2011 and New Hampshire Public Utilities Commission (“NHPUC”) approval in May 2012. The Company expects the transaction to be completed during July 2012.

The Company has evaluated subsequent events and transactions through the July 2, 2012, the date of the filing, and concluded that there were no events that require disclosure in the notes to the financial statements.

B.	Basis of Presentation

The financial statements for the years ended March 31, 2012 and March 31, 2011 are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”), the accounting principles for rate-regulated entities, and the accounting requirements and rate-making practices of the applicable regulatory authorities.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

C.	Regulatory Accounting

The FERC and the NHPUC provide the final determination of the rates the Company charges its customers. In certain cases, the actions of NHPUC to determine the rates the Company charges its customers result in an accounting treatment different from that used by non-regulated companies. In these cases, the Company is required to defer costs (regulatory assets) or to recognize obligations (regulatory liabilities) if it is probable that these amounts will be recovered or refunded through the rate-making process, which would result in a corresponding increase or decrease in future rates.

In the event the Company determines that its net regulatory assets are not probable of recovery, it would no longer apply the principles of the current accounting guidance for rate-regulated enterprises and would be required to record an after-tax, non-cash charge (credit) against income for any remaining regulatory assets (liabilities). The impact could be material to the Company’s reported financial condition and results of operations.

D.	Revenue Recognition

Customers are generally billed on a monthly basis. Revenues include unbilled amounts related to the estimated electric usage that occurred from the most recent meter reading to the end of each month.

Revenues are based on billing rates authorized by the NHPUC. The Company records revenues in an amount management believes to be recoverable pursuant to provisions of approved tariffs, settlement agreements and state legislation. The Company defers for future recovery from or refunds to electric customers the difference between revenue and expenses

9

from, default service, transmission service, and contract termination charges (“CTC”). The Company also records the distribution component of revenue for electricity delivered but not yet billed.

The Company’s revenue from the sale and delivery of electricity for the years ended March 31, 2012 and March 31, 2011 is as follows:

	March 31,
	2012	2011
Residential	49%	48%
Commercial	47%	47%
Industrial	4%	5%

E.	Property, Plant and Equipment

Property, plant and equipment are stated at original cost. The cost of additions to property, plant and equipment and replacements of retired units of property are capitalized. Costs include direct material, labor, overhead and allowance for funds used during construction (“AFUDC”). The cost of renewals and betterments that extend the useful life of property, plant and equipment are also capitalized. The cost of repairs, replacements and major maintenance projects, which do not extend the useful life or increase the expected output of the asset, are expensed as incurred. Depreciation is generally computed over the estimated useful life of the asset using the composite straight-line method. Depreciation studies are conducted periodically to update the composite rates and are approved by the NHPUC. Whenever property, plant and equipment are retired, the original cost, less salvage, is charged to accumulated depreciation.

The composite rates and weighted-average life for the years ended March 31, 2012 and March 31, 2011 are as follows:

	March 31,
	2012	2011
Composite rates	3.6%	3.7%
Weighted average life	28 years	27 years

The Company’s depreciation expense includes estimated costs to remove property, plant and equipment, which is recovered through the rates charged to our customers. At March 31, 2012 and March 31, 2011, the Company had cumulative costs recovered in excess of costs incurred totaling $4.3 million and $4.7 million, respectively. These amounts are reflected as a regulatory liability in the accompanying balance sheets.

In accordance with applicable regulatory accounting guidance, the Company records AFUDC, which represents the estimated debt and equity costs of capital funds necessary to finance the construction of new regulated facilities. Both the debt and equity components of AFUDC are non-cash amounts within the statements of income. AFUDC is capitalized as a component of the cost of property, plant and equipment, with an offsetting credit to other income for the equity component and other interest expense for the debt component in the accompanying statements of income. After construction is completed, the Company is permitted to recover these costs through inclusion in the rate base and the corresponding depreciation expense.

The components of AFUDC capitalized and composite AFUDC rates for the years ended March 31, 2012 and March 31, 2011 are as follows:

	Years Ended March 31,
	2012	2011
	(in thousands of dollars)
Debt	$33	$6
Equity	97	56

	$130	$62

Composite AFUDC rate	9.0%	6.6%

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F.	Goodwill

Goodwill represents the excess of the purchase price of a business combination over the fair value of the tangible and intangible assets acquired, net of the fair value of liabilities assumed and the fair value of any non-controlling interest in the acquisition. The Company tests goodwill for impairment annually on January 31, and whenever events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount.

The goodwill impairment analysis is comprised of two steps. In the first step, the estimated fair value of the business is compared with its carrying value. If the fair value exceeds the carrying value, goodwill is not impaired and no further analysis is required. If the carrying value exceeds the fair value, then a second step is performed to determine the implied fair value of goodwill. If the carrying value of goodwill exceeds its implied fair value, then an impairment charge equal to the difference is recorded.

The Company determined the fair value of the business in the performance of its annual goodwill impairment test for the fiscal year ending March 31, 2012 utilizing a market approach, and estimated the fair value based on the agreed-upon purchase price stipulated within the sales purchase agreement with Liberty Energy. Based on the results of the analysis, no adjustment of the goodwill carrying value was required at March 31, 2012.

G.	Cash and Cash Equivalents

The Company classifies short-term investments that are highly liquid and have maturities of three months or less at the date of purchase as cash equivalents. Cash and short-term investments are carried at cost which approximates fair value.

H.	Restricted Cash

Restricted cash primarily consists of amounts required by the ISO New England, Inc. (“ISO-NE”).

I.	Materials and Supplies

Materials and supplies are stated at the lower of cost or market, with cost being determined on a weighted-average cost basis, and are expensed as used or capitalized into specific capital additions as utilized. The Company’s policy is to write off obsolete inventory. For the years ended March 31, 2012 and March 31, 2011 these write offs were not material.

J.	Income and Other Taxes

Federal and state income taxes are recorded under the current accounting provisions for the accounting and reporting of income taxes. Income taxes have been computed utilizing the asset and liability approach that requires the recognition of deferred tax assets and liabilities for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. National Grid Holdings Inc. (“NGHI”) files consolidated federal tax returns including all of the activities of its subsidiaries. Each subsidiary company is treated as a member of the consolidated group and determines its current and deferred taxes based on the separate return method. As a member, the Company settles its current tax liability or benefit each year with NGHI pursuant to a tax sharing arrangement between NGHI and its members. Benefits allocated by the Parent Company are treated as capital contributions.

Deferred income taxes reflect the tax effect of net operating losses, capital losses and general business credit carryforwards and the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial statement and income tax purposes, as determined under enacted tax laws and rates. The financial effect of changes in tax laws or rates is accounted for in the period of enactment. Deferred investment tax credits are amortized over the useful life of the underlying property. Additionally, the Company follows the current accounting guidance relating to uncertainty in income taxes which applies to all income tax positions reflected in the accompanying balance sheets that have been included in previous tax returns or are expected to be included in future tax returns.

The Company collects certain taxes from customers such as sales taxes, along with other taxes, surcharges, and fees that are levied by state or local governments on the sale or distribution of electricity. Where these taxes, such as sales taxes, are imposed on the customer, the Company accounts for these taxes on a net basis (excluded from revenues) with no impact to our statements of income.

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K.	Comprehensive Income

Comprehensive income is the change in the equity of a company, not including those changes that result from shareholder transactions. While the primary component of comprehensive income is reported net income, the other components include unrealized gains and losses associated with certain investments held as available for sale and changes in defined benefit pension and postretirement plan obligations.

L.	Employee Benefits

The Company follows the accounting guidance related to the accounting for defined benefit pension and postretirement plans for recording pension expenses and resulting plan asset and liability balances. The guidance also requires employers to fully recognize all postretirement plans’ funded status on the balance sheets as a net liability or asset and requires an offsetting adjustment to accumulated other comprehensive income in shareholders’ equity. As required by the guidance, the Company values its pension and postretirement benefits other than pensions (“PBOP”) assets using the year-end market value of those assets. Benefit obligations are also measured at year-end.

M.	Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The following is the fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels as follows:

Level 1 — quoted prices (unadjusted) in active markets for identical assets or liabilities that a company has the ability to access as of the reporting date;

Level 2 — inputs other than quoted prices included within Level 1 that are directly observable for the asset or liability or indirectly observable through corroboration with observable market data; and

Level 3 — unobservable inputs, such as internally-developed forward curves and pricing models for the asset or liability due to little or no market activity for the asset or liability with low correlation to observable market inputs.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.

N.	Recent Accounting Pronouncements

Other Comprehensive Income

In June 2011, the Financial Accounting Standards Board (“FASB”) issued accounting guidance that eliminated the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. This update seeks to improve financial statement users’ ability to understand the causes of an entity’s change in financial position and results of operations. The Company will be required to either present the statement of income and statement of comprehensive income in a single continuous statement or in two separate, but consecutive statements of net income and other comprehensive income on the face of the financial statements. This update does not change the items that are reported in other comprehensive income or any reclassification of items to net income. Additionally, the update does not change an entity’s option to present components of other comprehensive income net of or before related tax effects. This guidance is effective for non-public companies for fiscal years, and interim periods within that year, beginning after December 15, 2012, and for interim and annual periods thereafter, and it is to be applied retrospectively. The Company does not expect the adoption of this guidance to have an impact on the Company’s financial position, results of operations or cash flows.

Goodwill Impairment

In September 2011, the FASB issued accounting guidance related to goodwill impairment testing whereby, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. Otherwise, the

12

entity is required to perform the two-step impairment test. This guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. The Company does not expect adoption of this guidance to have an impact on the Company’s financial position, results of operations, or cash flows.

Offsetting Assets and Liabilities

In December 2011, the FASB issued accounting guidance requiring enhanced disclosure related to offsetting assets and liabilities. Under the amendments in this update, entities will be required to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting agreement. This scope would include items such as derivatives. This guidance is effective for fiscal years, and interim periods within that year, beginning after January 1, 2013, and is to be applied retrospectively. As this guidance relates to disclosure only, the adoption of this guidance will not have an impact on the Company’s financial position, results of operations, or cash flows.

Fair Value Measurements

In April 2011, the FASB issued accounting guidance that substantially amended existing guidance with respect to the fair value measurement topic (“the Topic”). The guidance seeks to amend the Topic in order to achieve common fair value measurement and disclosure requirements in GAAP and International Financial Reporting Standards. Consequently, the guidance changes the wording used to describe many of the requirements in GAAP for measuring fair value and for disclosing information about fair value measurements as well as changing specific applications of the Topic. Some of the amendments clarify the FASB’s intent about the application of existing fair value measurement requirements. Other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements including, but not limited to, fair value measurement of a portfolio of financial instruments, fair value measurement of premiums and discounts and additional disclosures about fair value measurements. This guidance is effective for financial statements issued for interim and annual periods beginning after December 15, 2011. The early adoption of this guidance for non-public companies is not permitted and can only be applied prospectively for interim periods beginning after December 15, 2011. The Company is currently evaluating the impact of adopting this guidance on its financial statements.

O.	Reclassifications

Certain reclassifications have been made to the financial statements to conform to prior period’s data to the current period’s presentation.

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Note 2. Rates and Regulatory

The following table presents the Company’s regulatory assets and regulatory liabilities at March 31, 2012 and March 31, 2011:

	March 31,
	2012	2011
	(in thousands of dollars)
Regulatory assets
Current:
Rate adjustment mechanisms	$2,610	$1,164
Renewable energy credit	1,908	552

Total current regulatory assets	4,518	1,716

Non-current:
Storm costs deferrals	6,665	4,752
Other	104	353

Total	6,769	5,105

Regulatory liabilities
Current:
Rate adjustment mechanisms	1,224	1,957

Non-current:
Cost of removal reserve	4,332	4,663
Regulatory tax liability	2,523	2,479
Postretirement benefit	1,467	1,643

Total	8,322	8,785

Net regulatory liabilities	$1,741	$(3,921)

The regulatory items above are not included in the utility rate base at the time the expense is incurred or the revenue is billed. The Company records carrying charges on the regulatory items related to storm costs and rate adjustment mechanisms for which cash expenditures have been made and are subject to recovery or for which cash has been collected and is subject to refund. Carrying charges are not recorded on items for which expenditures have not yet been made. The Company anticipates recovering these costs in the rates concurrently with future cash expenditures. If recovery is not concurrent with the cash expenditures, the Company will record the appropriate level of carrying charges.

During the years ended March 31, 2012 and March 31, 2011, the Company recognized carrying charges of $0.2 million and $0.1 million, respectively, which are included in other interest, including affiliate interest in the accompanying statements of income.

Rate Matters

In July 2007, the NHPUC approved a settlement agreement related to issues surrounding the merger of NGUSA and KeySpan Corporation (“KeySpan”), which also contained a five-year distribution rate plan for the Company, effective January 1, 2008. During the rate plan, distribution rates are frozen except for rate adjustments in the event of certain uncontrollable exogenous events and annual rate adjustments related to the Reliability Enhancement Plan and Vegetation Management Plan (“REP/VMP”). In June 2010, the NHPUC approved the Company’s REP/VMP rate increase effective July 1, 2010 of $1.1 million. In June 2011, the NHPUC approved the Company’s fourth REP/VMP rate adjustment, effective July 1, 2011, which resulted in a revenue decrease of $1.7 million. The rate plan also includes an earnings sharing mechanism based on an imputed capital structure of 50% debt and 50% equity and a return on equity of 11%. Earnings above 11% are shared equally between customers and the Company. The rate plan also establishes a storm contingency fund and customer service commitments by the Company.

In April 2010, the Company filed a request with the NHPUC for a temporary increase in funding to its storm contingency fund of $0.7 million annually over three years to replenish the Company’s newly formed fund after a major ice storm in December 2008. An initial rate adjustment was approved by the NHPUC to increase funding by $0.4 million annually effective July 1, 2010. A decision regarding the remaining balance of $0.3 million in annual funding will occur in conjunction with the NHPUC’s review of costs related to two additional storms—a February 2010 storm and a March 2011 storm. The February 2010 winter storm had approximately $1.7 million in restoration costs that were reported to the NHPUC in the Company’s April 2011 storm fund report. In March 2011, the Company experienced another significant

14

storm event for which the Company incurred approximately $1.8 million in restoration costs. The August 2011 Hurricane Irene and October 2011 Winter Storm caused extensive damage to the Company’s service territory. As of March 31, 2012, the Company incurred $2.5 million on repairs resulting from these storms, which is expected to be recovered by the Company’s rate payers. On September 30, 2011, the Company submitted a request to the NHPUC for an increase in collections to the storm fund. The Company asked for recovery of the estimated negative balance in the storm fund at December 31, 2011 at a rate of $0.9 million per year over five years plus a permanent increase in collections of $1.3 million per year to offset future storms. The NHPUC approved the Company’s proposal in December 2011, subject to minor changes identified in the NHPUC staff’s audit which was subsequently concluded.

Note 3. Employee Benefits

The Company participates with certain other NGUSA subsidiaries in a qualified and non-qualified non-contributory defined benefit plan (the “Pension Plan”) and PBOP (together with the Pension Plan (the “Plan”)), covering substantially all employees. The Pension Plan provides union employees with a retirement benefit and non-union employees hired before January 1, 2011 with a retirement benefit. Supplemental nonqualified, non-contributory executive retirement programs provide additional defined pension benefits for certain executives. The Company participates in the following plans - The Final Average Pay Pension Plan (FAPP), National Grid USA Companies’ Executive SERP (Version I-FAPP) (ESRP), National Grid Deferred Compensation Plan, National Grid Retirees Health and Life Plan I (Nonunion), National Grid Retirees Health and Life Plan II (Union).

During the years ended March 31, 2012 and March 31, 2011, the Company made contributions of approximately $0.9 million and $0.8 million, respectively, to the Plan.

The PBOP plan provides health care and life insurance coverage to eligible retired employees. Eligibility is based on age and length of service requirements and, in most cases, retirees must contribute to the cost of their coverage.

The Plan’s assets are commingled and cannot be allocated to an individual company. The Plan’s costs are first directly charged to the Company based on the Company’s employees that participate in the Plan. Costs associated with affiliated service companies’ employees are then allocated as part of the labor burden for work performed on the Company’s behalf. In addition, certain changes in the funded status of the Plan are also allocated based on the employees associated with the Company through an intercompany payable account and are presented as postretirement benefits in the accompanying balance sheets. Pension and PBOP expense is included in operations and maintenance expenses in the accompanying statements of income.

NGUSA’s unfunded obligations at March 31, 2012 and March 31, 2011 are as follows:

	March 31,
	2012	2011
	(in thousands of dollars)
Pension	$493,600	$354,800
PBOP	384,800	401,600

	$878,400	$756,400

The Company’s net Pension Plan and PBOP expenses directly charged and allocated from affiliated service companies, net of capital, for the years ended March 31, 2012 and March 31, 2011 are as follows:

	Years Ended March 31,
	2012	2011
	(in thousands of dollars)
Pension Plan	$725	$766
PBOP	638	828

	$1,363	$1,594

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Defined Contribution Plan

The Company has a defined contribution pension plan that covers substantially all employees. Employer matching contributions of approximately $0.1 million were expensed for each of the years ended March 31, 2012 and March 31, 2011, respectively.

Other Benefits

The Company has accrued $0.1 million for the year ended March 31, 2012 regarding workers compensation, auto and general insurance claims which have been incurred but not yet reported.

Management has corrected a misstatement of $36,000 related to the understatement of the allocation of claims incurred but not yet reported. Management has concluded that this error did not have a material impact on the financial statements presented for the years ended March 31, 2012 or March 31, 2011, and therefore the corrections were recorded within the financial statements for the period ended March 31, 2012.

Note 4. Property, Plant and Equipment

At March 31, 2012 and March 31, 2011, property, plant and equipment at cost and accumulated depreciation and amortization are as follows:

	March 31,
	2012	2011
	(in thousands of dollars)

Plant and machinery	$127,518	$123,794
Land and buildings	7,053	6,887
Assets in construction	2,961	1,686
Software and other intangibles	25	25

Total	137,557	132,392
Accumulated depreciation and amortization	(52,454)	(48,617)

Property, plant and equipment, net	$85,103	$83,775

Note 5. Renewable Energy Credit

New Hampshire has implemented regulations to encourage the use of renewable energy which require load serving entities (LSEs) to purchase a minimum percentage of their electric supplies from qualified renewable energy sources. The State of New Hampshire has given various incentives like renewable energy certificates (REC) to the producers of renewable energy. LSEs need to purchase RECs associated with renewable energy and not necessarily the energy itself to demonstrate compliance with the state regulations.

RECs purchased in the open market are expensed and since the cost of these RECs are recovered from the rate payers, the Company records a regulatory asset. In addition, any RECs that have been contracted for but not yet paid/received or any obligation not met at the end of the year is recorded as a current liability and regulatory assets. At March 31, 2012 and March 31, 2011, the Company recorded regulatory assets of $1.9 million and $0.6 million, respectively.

Note 6. Fair Value Measurements

Available for sale securities are included in other deferred charges in the accompanying balance sheets and primarily include equities and investments based on quoted market prices (Level 1) and municipal and corporate bonds based on quoted prices of similar traded assets in open markets (Level 2).

16

The following table presents assets and liabilities measured and recorded at fair value in the accompanying balance sheets on a recurring basis and their level within the fair value hierarchy as of March 31, 2012 and March 31, 2011:

	March 31, 2012
	Level 1	Level 2	Level 3	Total
	(in thousands of dollars)
Assets:
Available for sale securities	$521	$672	$-	$1,193

	March 31, 2011
	Level 1	Level 2	Level 3	Total
	(in thousands of dollars)
Assets:
Available for sale securities	$462	$609	$-	$1,071

A transfer into Level 3 represents existing assets or liabilities that were previously categorized at a higher level for which the inputs became unobservable. A transfer out of Level 3 represents assets and liabilities that were previously classified as Level 3 for which the inputs became observable based on the criteria discussed previously for classification in Level 2. These transfers, which are recognized at the end of each period, result from changes in the observability of forward curves from the beginning to the end of each reporting period. There were no transfers between Level 1 and Level 2 or transfers into or transfers out of Level 3 during the years ended March 31, 2012 and March 31, 2011.

Other Fair Value Measurement

Long-term debt is based on quoted market prices where available or calculated prices based on the remaining cash flows of the underlying bond discounted at the Company’s incremental borrowing rate. The Company’s balance sheets reflect the long-term debt at carrying value. The fair value of this debt at March 31, 2012 and March 31, 2011 was $20 million and $19 million, respectively.

All other financial instruments on the balance sheets such as money pool balances, accounts receivable and accounts payable are stated at cost, which approximates fair value.

17

Note 7. Income Taxes

The components of federal and state income tax expense (benefit) are as follows:

	Years Ended March 31,
	2012	2011
	(in thousands of dollars)
Current tax expense (benefit):
Federal	$(2,049)	$(1,120)
State	(409)	583

Total current tax benefit	(2,458)	(537)

Deferred tax expense (benefit):
Federal	2,242	1,464
State	421	(129)

	2,663	1,335

Amortized investment tax credits (1)	(37)	(41)

Total deferred tax expense	2,626	1,294

Total income tax expense	$168	$757

(1) Investment tax credits (ITC) are being deferred and amortized over the depreciable life of the property giving rise to the credits.

Reconciliation between the expected federal income tax expense using the federal statutory rate of 35% to the Company’s actual income tax expense for the years ended March 31, 2012 and March 31, 2011 is as follows:

	Years Ended March 31,
	2012	2011
	(in thousands of dollars)
Computed tax	$147	$507

Change in computed taxes resulting from:
State income tax, net of federal benefit	7	295
Depreciation differrences not normalized	70	69
Investment tax credit	(37)	(41)
Allowance for equity funds used during construction	(34)	(20)
Lobbying expenses	33	39
Tax expense interest income	(10)	(10)
Other items, net	(8)	(82)

Total	21	250

Federal and state income taxes	$168	$757

Significant components of the Company’s net deferred tax assets and liabilities at March 31, 2012 and March 31, 2011 are as follows:

18

	March 31,
	2012	2011
	(in thousands of dollars)
Deferred tax assets:
Pension, PBOP and other employee benefits	$4,129	$3,364
Regulatory liabilities - other	1,189	1,895
Future federal benefit on state taxes	931	735
Unbilled revenue	784	1,055
Other items	349	317

Total deferred tax assets (1)	7,382	7,366

Deferred tax liabilities:
Property related differences	18,149	16,981
Regulatory assets - storm costs	2,899	2,071
Other items	152	-

Total deferred tax liabilities	21,200	19,052

Net deferred income tax liability	13,818	11,686
Deferred investment tax credit	126	163

Net deferred income tax liability and investment tax credit	13,944	11,849
Current portion of net deferred income tax asset	393	1,390

Non-current deferred income tax liability	$14,337	$13,239

(1)There were no valuation allowances for deferred tax assets at March 31, 2012 and March 31, 2011.

The Company is a member of the NGHI and subsidiaries consolidated federal income tax return. The Company has joint and several liability for any potential assessments against the consolidated group.

The accounting guidance for uncertainty in income taxes provides that the financial effects of a tax position shall initially be recognized in the financial statements when it is more likely than not, based on the technical merits, that the position will be sustained upon examination, assuming the position will be audited and the taxing authority has full knowledge of all relevant information.

As of March 31, 2012 and March 31, 2011, the Company’s unrecognized tax benefits totaled $2.3 million and $3.4 million, respectively, of which $0.4 million and $0.4 million, respectively, would affect the effective tax rate, if recognized. The unrecognized tax benefits are included in other deferred liabilities in the accompanying balance sheets.

The following table reconciles the changes to the Company’s unrecognized tax benefits for the years ended March 31, 2012 and March 31, 2011:

	Years Ended March 31,
	2012	2011
	(in thousands of dollars)
Balance at the beginning of the year	$3,407	$3,638
Reductions for tax positions of prior years	(1,078)	(285)
Additions based on tax positions related to the current year	(3)	172
Settlements with tax authorities	-	(118)

Balance at the end of the year	$2,326	$3,407

As of March 31, 2012 and March 31, 2011, the Company has accrued for interest related to unrecognized tax benefits of $0.1 million. During the years ended March 31, 2012 and March 31, 2011, the Company recorded interest expense of $0.05 million and interest income of $0.03 million, respectively. A payment of $0.06 million in interest was paid in fiscal year 2012. The Company recognizes accrued interest related to unrecognized tax positions in other interest and related penalties, if applicable, in non-operating expenses. No penalties were recognized during the years ended March 31, 2012 and March 31, 2011.

19

It is reasonably possible that other events will occur during the next twelve months that would cause the total amount of unrecognized tax benefits to increase or decrease. However, the Company does not believe any such increases or decreases would be material to its results of operations, financial position, or liquidity.

During the year ended March 31, 2011, the NGHI consolidated group reached an agreement with the IRS that contained a settlement of the majority of the income tax issues related to the years ended March 31, 2005 through March 31, 2007 as well as an acknowledgment that certain discrete items remained disputed.

The Company is in the process of appealing certain disputed issues with the IRS Office of Appeals relating to its tax returns for March 31, 2005 through March 31, 2007. The Company does not anticipate a change in its unrecognized tax positions in the next twelve months as a result of filing the appeals. During the calendar year, the IRS began a new audit examination cycle covering fiscal years ended March 31, 2008 and March 31, 2009. The years ended March 31, 2010 through March 31, 2012 remain subject to examination by the IRS.

The Company participates with certain other NGHI subsidiaries in filing a unitary New Hampshire business profits tax return. The New Hampshire unitary returns have been amended for all agreed IRS adjustments. There is currently no ongoing audit by the State on New Hampshire, although the tax returns for the years ended March 31, 2009 through March 31, 2012 are open under the statute of limitations.

Note 8. Debt

Short-term Debt

The Company has regulatory approval from the NHPUC to borrow up to $10 million of short-term debt. The Company had no short-term debt outstanding to external third-parties at March 31, 2012 and March 31, 2011.

Long-term Debt - Senior Note

At March 31, 2012 and 2011, the Company had $15 million of unsecured long-term notes outstanding. The interest rates on these unsecured notes range from 7.30% to 7.94% and their maturity dates range from November 2023 to June 2028. These unsecured notes have certain restrictive covenants and acceleration clauses. These covenants stipulate that note holders may declare the debt to be due and payable if total debt becomes greater than 70% of total capitalization. During the years ended March 31, 2012 and March 31, 2011, the Company was in compliance with this covenant. At March 31, 2012 and March 31, 2011, the total debt was approximately 17% of total capitalization.

The aggregate maturities of long-term debt for the five years subsequent to March 31, 2012 are as follows:

(in thousands of dollars)
Years Ended March 31,
2012	$-
2013	-
2014	-
2015	-
2016	-
Thereafter	15,000

Total	$15,000

The Company is obligated to meet its non-financial covenants and during the years ended March 31, 2012 and March 31, 2011, the Company was in compliance with all of such covenants.

20

Note 9. Commitments and Contingencies

Purchase Commitments

The Company’s electric subsidiaries have several types of long-term contracts for the purchase of electric power. Substantially all of these contracts require power to be delivered before the Company is obligated to make payment. The Company’s commitments under these long-term contracts are $15.1 million for the year ended March 31, 2013.

In addition, Company has various capital commitments related to the construction of plant, property and equipment. The Company’s commitments under these long-term contracts are $0.4 million for the year ended March 31, 2013.

The Company’s subsidiaries can purchase additional energy to meet load requirements from other independent power producers (“IPPs”), other utilities, energy merchants or the ISO-NE at market prices.

Asset Retirement Obligations

The Company has various asset retirement obligations associated with its distribution facilities. These obligations have remained substantially unchanged since March 31, 2011, except for normal accretion adjustments and costs incurred. Generally, the Company’s largest asset retirement obligations relate to: (i) legal requirements to cut (disconnect from the electricity distribution system) and (ii) legal requirements to remove asbestos upon major renovation or demolition of structures and facilities.

The following table represents the changes in the asset retirement obligations for the years ended March 31, 2012 and March 31, 2011:

	March 31,
	2012	2011
	(in thousands of dollars)
Balance as of beginning of year	$107	$107
Accretion expense	6	6
Liabilities settled	12	(6)

Balance as of end of year	$125	$107

Legal Matters

The Company is subject to various legal proceedings arising out of the ordinary course of its business. The Company does not consider any of such proceedings to be material, individually or in the aggregate, to its business or likely to result in a material adverse effect on its results of operations, financial condition or cash flows.

Environmental Matters

The normal ongoing operations and historic activities of the Company are subject to various federal, state and local environmental laws and regulations. Under federal and state Superfund laws, potential liability for the historic contamination of property may be imposed on responsible parties jointly and severally, without regard to fault, even if the activities were lawful when they occurred.

The New Hampshire Department of Environmental Protection has named the Company as a potentially responsible party for remediation of a site at which hazardous waste is alleged to have been disposed. The Company believes that obligations imposed on it because of environmental laws will not have a material impact on its financial condition.

As of March 31, 2012 and March 31, 2011, the Company had reserves related to its environmental obligations of $0.1 million and $0.1 million, respectively, included as other deferred liabilities in the accompanying balance sheets, which represents management’s best estimate of the future costs to investigate and remediate the sites as necessary. These environmental reserves are recorded on an undiscounted basis. However, remediation costs for each site may be materially higher than noted, depending upon changing technologies and regulatory standards, selected end use for each site, and actual environmental conditions encountered.

21

Note 10. Related Party Transactions

Money Pool

NGUSA and certain affiliates, including the Company, participate in money pools to more effectively utilize cash resources and to reduce external short-term borrowings. The money pool in which the Company participates is administered by the NGUSA service company as the agent for the participants. Short-term borrowing needs are met first by available funds of the money pool participants. Borrowings from the money pool bear interest in accordance with the money pool agreement. Companies that invest in the money pool share the interest earned on a basis proportionate to their average monthly investment in the money pool. Funds may be withdrawn from or repaid to the money pool at any time without prior notice. At March 31, 2012 and March 31, 2011, the Company had short-term money pool investment of $2.2 million and $7.5 million, respectively. The average interest rates for the money pool were 0.17% and 0.27% for the years ended March 31, 2012 and March 31, 2011, respectively.

Accounts Receivable from Affiliates/Accounts Payable to Affiliates

NGUSA and its affiliates also provide various services to the Company, including executive and administrative, financial (including accounting, auditing, risk management, tax and treasury/finance), human resources, information technology, legal and strategic planning that are charged between the companies and charged to each company appropriately. In addition, the Company has a tax sharing agreement with NGHI, a NGUSA affiliate, in filing consolidated tax returns. The Company’s share of the tax liability is allocated resulting in a payment to or refund from NGHI.

The Company records short-term payables to and receivables from certain of its affiliates in the ordinary course of business. The amounts payable to and receivable from its affiliates do not bear interest and are settled through the money pool. In 2011, intercompany and affiliate balances were reported net. In the current year, the company adopted a policy of gross settlement and the presentation has changed accordingly. At March 31, 2012 and March 31, 2011, the Company had a net outstanding accounts receivable from affiliates/accounts payable to affiliates as follows:

	Accounts receivable from Affiliates	Accounts payable to Affiliates
	March 31,	March 31,
	2012	2012	2011
	(in thousands of dollars)	(in thousands of dollars)
Energy North Gas Co.	$-	$646	$33
New England Power Co.	-	510	336
NGUSA Service Co.	5	537	259
Boston Gas Co.	-	-	57
KeySpan Corp. Services LLC	2	-	298
Massachusetts Electric Co.	-	128	754
Narragansett Electric Co.	-	-	187
Niagara Mohawk Power Co.	-	67	(46)
Port Jeffrey Energy Co.	-	-	19
Other	5	64	120

Total	$12	$1,952	$2,017

22

Service Company Charges

The affiliated service companies of NGUSA provide certain services to the Company at their cost. The service company costs are generally allocated to associated companies through a tiered approach. First and foremost, costs are directly charged to the benefited company whenever practicable. Secondly, in cases where direct charging cannot be readily determined, costs are typically allocated using cost/causation principles linked to the relationship of that type of service, such as meters, square footage, number of employees, etc. Lastly, all other costs are allocated based on a general allocator.

The Company’s service company charges for the years March 31, 2012 and March 31, 2011 include operating and capital expenditures as follows:

	Years Ended March 31,
	2012	2011
	(in thousands of dollars)
Operating expenses	$8,969	$7,355
Capital expenditures	2,583	2,545

	$11,552	$9,900

Holding Company Charges

NGUSA received charges from National Grid Commercial Holdings Limited, an affiliated company in the UK, for certain corporate and administrative services provided by the corporate functions of National Grid plc to its US subsidiaries. These charges, which are recorded on the books of NGUSA, have not been reflected on these financial statements. Were these amounts allocated to this subsidiary, the estimated effect on net income would be approximately $0.09 million and $0.2 million before taxes, and $0.06 million and $0.1 million after taxes, for the years ended March 31, 2012 and March 31, 2011, respectively.

Note 11. Dividend Restrictions

The declaration of dividends on common stock would not be permitted if, after giving effect to such payment of dividends, common equity becomes less than 30% of total capitalization. Common equity was 83% of total capitalization for March 31, 2012 and March 31, 2011. Under these provisions, none of the Company’s retained earnings at March 31, 2012 and March 31, 2011 were restricted as to common dividends.

23

Appendix C

Audited Financial Statements of Energy North

EnergyNorth Natural Gas, Inc.

d/b/a

National Grid NH

Financial Statements

For the years ended March 31, 2012 and March 31, 2011

ENERGYNORTH NATURAL GAS, INC.

Page No.

Report of Independent Auditors	2

Balance Sheets	3
March 31, 2012 and March 31, 2011

Statements of Operations	4
Years Ended March 31, 2012 and March 31, 2011

Statements of Cash Flows	5
Years Ended March 31, 2012 and March 31, 2011

Statements of Shareholder’s Equity and Comprehensive Income	6
Years Ended March 31, 2012 and March 31, 2011

Notes to the Financial Statements	7

Report of Independent Auditors

To the Shareholder and Board of Directors of

EnergyNorth Natural Gas, Inc.:

In our opinion, the accompanying balance sheets and related statements of operations, shareholders’ equity and comprehensive income and of cash flows present fairly, in all material respects, the financial position of EnergyNorth Natural Gas, Inc. (the “Company”) at March 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 10 to the financial statements, the Company engages in significant transactions with affiliates.

July 18, 2012

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, NY 10017

T: (646) 471 3000, F: (646) 471 8320, www.pwc.com/us

ENERGYNORTH NATURAL GAS, INC.

BALANCE SHEETS

(in thousands of dollars)

	March 31,
	2012	2011
ASSETS
Current assets:
Accounts receivable	$25,721	$27,106
Allowance for doubtful accounts	(3,743)	(4,578)
Unbilled revenues	7,696	9,475
Gas in storage, at average cost	10,490	7,670
Derivative contracts	21	75
Regulatory assets	4,989	5,210
Current portion of deferred income tax assets	3,060	3,985
Prepaid and other current assets	454	299

Total current assets	48,688	49,242

Property, plant, and equipment, net	251,542	247,979

Deferred charges and other assets:
Regulatory assets	65,284	68,596
Goodwill	2,115	2,115
Derivative contracts	-	13
Other deferred charges	10,179	13,642

Total deferred charges and other assets	77,578	84,366

Total assets	$377,808	$381,587

LIABILITIES AND CAPITALIZATION
Current liabilities:
Accounts payable	$6,288	$8,633
Taxes accrued	4,112	675
Customer deposits	996	896
Interest accrued	22	126
Regulatory liabilities	4,154	75
Postretirement benefits reserve	307	282
Derivative contracts	3,004	1,188
Other current liabilities	568	772

Total current liabilities	19,451	12,647

Deferred credits and other liabilities:
Regulatory liabilities	27,122	29,303
Asset retirement obligations	1,014	956
Deferred income tax liabilities	57,672	56,224
Post retirement benefit reserve	4,421	3,876
Environmental remediation costs	53,573	59,807
Derivative contracts	367	206
Other deferred liabilities	3,736	3,296

Total deferred credits and other liabilities	147,905	153,668

Shareholder’s equity	210,452	215,272

Total liabilities and capitalization	$377,808	$381,587

The accompanying notes are an integral part of these financial statements.

ENERGYNORTH NATURAL GAS, INC.

STATEMENTS OF OPERATIONS

(in thousands of dollars)

	Years Ended March 31,
	2012	2011

Operating revenues	$129,728	$138,343

Operating expenses:

Purchased gas	72,574	85,311

Goodwill impairment	-	94,703

Operations and maintenance	26,688	26,372

Depreciation and amortization	9,197	9,117

Other taxes	6,056	5,838

Total operating expenses	114,515	221,341

Operating income (loss)	15,213	(82,998)

Other income and (deductions):

Interest on retired debt	(338)	(331)

Other interest, including affiliate interest	(4,939)	(4,338)

Other income	274	284

Total other deductions	(5,003)	(4,385)

Income (loss) before income taxes	10,210	(87,383)

Income tax expense

Current	2,692	(519)
Deferred	1,430	4,004

Total income tax expense	4,122	3,485

Net income (loss)	$6,088	$(90,868)

The accompanying notes are an integral part of these financial statements.

ENERGYNORTH NATURAL GAS, INC.

STATEMENTS OF CASH FLOWS

(in thousands of dollars)

	Years Ended March 31,
	2012	2011

Operating activities:

Net income (loss)	$6,088	$(90,868)

Adjustments to reconcile net income (loss) to net cash provided by operating activities:

Goodwill impairment	-	94,703

Depreciation and amortization	9,197	9,117

Provision for deferred income taxes	1,430	4,004

Other postretirement expense	1,724	2,428

Net environmental payments	(1,219)	(752)

Changes in operating assets and liabilities:

Accounts receivable, net	2,329	(7,735)

Gas in storage	(2,820)	5,825

Accounts payable and accrued expenses	(18,082)	(15,794)

Prepaid taxes and accruals	4,225	2,833

Other, net	(2,872)	(3,761)

Net cash change in operating activities	-	-

Net change in cash and cash equivalents	-	-

Cash and cash equivalents, beginning of year	-	-

Cash and cash equivalents, end of year	$-	$-

Supplemental disclosures:

Interest paid	$(162)	$(4,642)

Taxes paid	(1,301)	(3,605)

Significant non-cash items:

Capital-related accruals included in accounts payable	1	11

Parent loss tax allocation	741	-

The accompanying notes are an integral part of these financial statements.

ENERGYNORTH NATURAL GAS COMPANY

STATEMENTS OF SHAREHOLDER’S EQUITY AND COMPREHENSIVE INCOME

(in thousands of dollars, except per share and number of shares data)

	Common Stock - par value $25 per share				Accumulated Other Comprehensive Income
	Authorized, Issued and Outstanding Shares	Amount	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Available for Sale Securities	Postretirement Benefits	Total Accumulated Other Comprehensive Income (Loss)	Total
Balance as of March 31, 2010	120,000	$3,000	$295,723	$11,599	$18	$(398)	$(380)	$309,942
Net loss	-	-	-	(90,868)	-	-	-	(90,868)
Comprehensive income:
Unrealized gains on investments, net of tax benefit of $19	-	-	-	-	(34)	-	(34)	(34)
Change in pension and other postretirement obligations, net of tax expense of $80	-	-	-	-	-	118	118	118
Reclassification adjustment for gains included in net loss, net of tax expense of $47	-	-	-	-	-	70	70	70

Total comprehensive income								154
Capital adjustment	-	-	(3,956)	-	-	-	-	(3,956)

Balance as of March 31, 2011	120,000	3,000	291,767	(79,269)	(16)	(210)	(226)	215,272
Net income	-	-	-	6,088	-	-	-	6,088
Comprehensive income:
Unrealized gains on investments, net of tax benefit of $3	-	-	-	-	(6)	-	(6)	(6)
Change in pension and other postretirement obligations, net of tax benefit of $323	-	-	-	-	-	(477)	(477)	(477)
Reclassification adjustment for gains included in net income, net of tax expense of $54	-	-	-	-	-	79	79	79

Total comprehensive loss								(404)
Capital adjustment	-	-	(10,504)	-	-	-	-	(10,504)

Balance as of March 31, 2012	120,000	$3,000	$281,263	$(73,181)	$(22)	$(608)	$(630)	$210,452

The accompanying notes are an integral part of these financial statements.

ENERGYNORTH NATURAL GAS COMPANY

NOTES TO FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies

A. Nature of Operations

EnergyNorth Natural Gas, Inc. d/b/a National Grid NH (the “Company,” “we,” “us” and “our”), is a regulated natural gas utility providing natural gas distribution services to approximately 86,000 customers.

The Company is an indirect subsidiary of National Grid New England LLC and an indirectly-owned subsidiary of KeySpan Corporation (“KeySpan”). KeySpan is a wholly-owned subsidiary of National Grid USA (“NGUSA”), a public utility holding company with regulated subsidiaries engaged in the generation of electricity and the transmission, distribution and sale of both natural gas and electricity. NGUSA is an indirectly-owned subsidiary of National Grid plc, a public limited company incorporated under the laws of England and Wales.

On December 8, 2010, NGUSA and Liberty Energy Utilities Co. (“Liberty Energy”), a subsidiary of Algonquin Power & Utilities Corp., entered into a stock purchase agreement which was subsequently amended and restated on January 21, 2011, pursuant to which NGUSA will sell and Liberty Energy will purchase all of the common stock of the Company. The parties received Federal Energy Regulatory Commission (“FERC”) approval in July 2011 and New Hampshire Public Utilities Commission (“NHPUC”) approval in May 2012. The Company was sold on July 3, 2012 as discussed in Note 11. “Subsequent Event.”

The Company has evaluated subsequent events and transactions through July 18, 2012, the date of the filing, and concluded that, except for the sale of the Company discussed in Note 11. “Subsequent Event”, there were no events that require disclosure in the notes to the financial statements.

B. Basis of Presentation

The financial statements for the years ended March 31, 2012 and March 31, 2011 are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”), the accounting principles for rate-regulated entities, and the accounting requirements rate-making practices of the applicable regulatory authorities.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

C. Regulatory Accounting

The New Hampshire Public Utilities Commission (“NHPUC”) provides the final determination of the rates the Company charges its customers. In certain cases, the actions of the NHPUC to determine the rates the Company charges its customers result in an accounting treatment different from that used by non-regulated companies. In these cases, the Company is required to recognize costs (regulatory assets) or to recognize obligations (regulatory liabilities) if it is probable that these amounts will be recovered or refunded through the rate-making process, which would result in a corresponding increase or decrease in future rates.

In the event the Company determines that its net regulatory assets are not probable of recovery, it would no longer apply the principles of the current accounting guidance for rate-regulated enterprises and would be required to record an after-tax, non-cash charge (credit) against income for any remaining regulatory assets (liabilities). The impact could be material to the Company’s reported financial condition and results of operations.

D. Revenue Recognition

Customers are generally billed on a monthly basis. Revenues include unbilled amounts related to the estimated gas usage that occurred from the most recent meter reading to the end of each month. Substantially all of the Company’s revenues are derived from sales to firm gas customers.

The Cost of Gas Adjustment Factor (“CGAF”) requires the Company to semi-annually adjust, or based on certain criteria, to monthly adjust rates for firm gas sales in order to track changes in the cost of gas distributed, with an annual adjustment of subsequent rates made for any over or under recovery of actual costs incurred. As a result, the cost of firm gas that has been distributed, but is unbilled at the end of a period, is deferred to the period in which the gas is billed to customers. The Company recovers the gas cost portion of bad debt write-offs through the CGAF. In addition, through a Local Distribution Adjustment Factor (“LDAF”), the Company is allowed to recover the amortization of environmental response costs associated with former manufactured gas plant (“MGP”) sites, costs related to its various energy efficiency programs and other specified costs from our firm sales and transportation customers. The Company records amounts recoverable under LDAF as revenue when billed to customers.

The gas distribution business is influenced by seasonal weather conditions. Annual revenues are principally realized during the heating season (November through April) as a result of the large proportion of heating sales in these months. Accordingly, results of operations are most favorable in the first calendar quarter of the Company’s fiscal year, followed by the fourth calendar quarter. Operating losses are generally incurred in the second and third calendar quarters.

The Company’s revenue from the sale and delivery of gas for the years ended March 31, 2012 and March 31, 2011 is as follows:

	Years Ended March 31,
	2012	2011
	(unaudited)
Residential	55%	54%
Commercial and industrial	45%	46%

E. Property, Plant and Equipment

Property, plant and equipment are stated at original cost. The cost of additions to property, plant and equipment and replacements of retired units of property are capitalized. Costs include direct material, labor, overhead and allowance for funds used during construction (“AFUDC”). The cost of renewals and betterments that extend the useful life of property, plant and equipment are also capitalized. The cost of repairs, replacements and major maintenance projects, which do not extend the useful life or increase the expected output of the asset, are expensed as incurred. Depreciation is generally computed over the estimated useful life of the asset using the composite straight-line method. Depreciation studies are conducted periodically to update the composite rates and are approved by the NHPUC. Whenever property, plant and equipment are retired, the original cost less salvage, is charged to accumulated depreciation.

The composite rates and weighted-average life for the years ended March 31, 2012 and March 31, 2011 are as follows:

	Years Ended March 31,
	2012	2011
	(in thousands of dollars)
Composite rates	2.5%	2.5%
Weighted average life	40 years	40 years

In accordance with applicable regulatory accounting guidance, the Company records AFUDC, which represents the estimated debt and equity costs of capital funds necessary to finance the construction of new regulated facilities. Equity component of AFUDC is a non-cash amount within the statements of operations. AFUDC is capitalized as a component of the cost of property, plant and equipment, with an offsetting credit to other income and deductions, net for the equity component and other interest expense for the debt component in the accompanying statements of operations. After construction is completed, the Company is permitted to recover these costs through inclusion in the rate base and the corresponding depreciation expense.

The components of AFUDC capitalized and AFUDC rates during the years ended March 31, 2012 and March 31, 2011 are as follows:

	Years Ended March 31,
	2012	2011
	(in thousands of dollars)
Debt	$54	$40
Equity	97	80

	$151	$120

Composite AFUDC rate	7.17%	2.64%

F. Goodwill

Goodwill represents the excess of the purchase price of a business combination over the fair value of the tangible and intangible assets acquired, net of the fair value of liabilities assumed and the fair value of any non-controlling interest in the acquisition. The Company tests goodwill for impairment annually on January 31, and whenever events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount.

The goodwill impairment analysis is comprised of two steps. In the first step, the estimated fair value of the business is compared with its carrying value. If the fair value exceeds the carrying value, goodwill is not impaired and no further analysis is required. If the carrying value exceeds the fair value, then a second step is performed to determine the implied fair value of goodwill. If the carrying value of goodwill exceeds its implied fair value, then an impairment charge equal to the difference is recorded.

The Company determined the fair value of the business in the performance of its annual goodwill impairment test for the fiscal year ending March 31, 2012 utilizing a market approach, and estimated the fair value based on the agreed-upon purchase price stipulated within the sales purchase agreement (“SPA”) with Liberty Energy . Based on the results of the analysis, no adjustment of the goodwill carrying value was required at March 31, 2012.

For the year ended March 31, 2011, the potential sale of the Company was a triggering event and based on the impairment analysis performed at that time, the Company recorded an impairment charge of $94.7 million.

G. Gas in Storage

Gas in storage is stated at cost, determined on an average weighted cost basis, and is expensed when delivered to customers. Existing rate orders allow the Company to pass through the cost of gas purchased directly to the rate payers along with any applicable authorized delivery surcharge adjustments. Accordingly, the value of gas in storage does not fall below the cost to the Company. Gas costs passed through to the rate payers are subject to periodic regulatory approvals and are reported periodically to the NHPUC.

H. Income and Other Taxes

Federal and state income taxes are recorded under the current accounting provisions for the accounting and reporting of income taxes. Income taxes have been computed utilizing the asset and liability approach that requires the recognition of deferred tax assets and liabilities for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. National Grid Holdings Inc. (“NGHI”) files consolidated federal tax returns including all of the activities of its subsidiaries. Each subsidiary company is treated as a member of the consolidated group and determines its current and deferred taxes based on the separate return method. As a member, the Company settles its current tax liability or benefit each year with NGHI pursuant to a tax sharing arrangement between NGHI and its members. Benefits allocated by the Parent Company of $0.7 million are treated as capital contributions.

Deferred income taxes reflect the tax effect of net operating losses, capital losses and general business credit carryforwards and the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial statement and income tax purposes, as determined under enacted tax laws and rates. The financial effect of changes in tax laws or rates is accounted for in the period of enactment. Deferred investment tax credits are amortized over the useful life of the underlying property. Additionally, the Company follows the current accounting guidance relating to uncertainty in income taxes which applies to all income tax positions reflected in the accompanying balance sheets that have been included in previous tax returns or are expected to be included in future tax returns.

The Company collects certain taxes from customers such as sales taxes, along with other taxes, surcharges, and fees that are levied by state or local governments on the sale or distribution of gas. Where these taxes, such as sales taxes, are imposed on the customer, the Company accounts for these taxes on a net basis (excluded from revenues) with no impact to the Company’s statements of operations.

I. Comprehensive Income

Comprehensive income is the change in the equity of a company, not including those changes that result from shareholder transactions. While the primary component of comprehensive income is reported net income, the other components include unrealized gains and losses associated with certain investments and postretirement benefits.

J. Employee Benefits

The Company follows the provisions of the accounting guidance related to the accounting for defined benefit pension and postretirement plans for recording pension expenses and resulting plan asset and liability balances. The guidance also requires employers to fully recognize all postretirement plans’ funded status on the balance sheets as a net liability or asset and requires an offsetting adjustment to accumulated other comprehensive income in shareholders’ equity. As required by the guidance, the Company values its pension and postretirement benefits other than pensions (“PBOP”) assets using the year-end market value of those assets. Benefit obligations are also measured at year-end.

K. Derivatives

The Company uses derivative instruments to economically hedge a portion of our exposure to commodity price risk. Whenever hedge positions are in effect, the Company is exposed to credit risks in the event of non-performance by counterparties to derivative contracts, as well as non-performance by the counterparties of the transactions against which they are hedged.

Commodity Derivative Instruments – Regulated Accounting

The Company utilizes derivative financial instruments to reduce the cash flow variability associated with the purchase price for a portion of future natural gas purchases. The Company’s strategy is to minimize fluctuations in firm gas sales prices to the Company’s regulated firm gas sales customers. The accounting for these derivative instruments is subject to the current accounting guidance for rate-regulated enterprises. Therefore the fair value of these derivatives is recorded as current or deferred assets or liabilities, with offsetting positions recorded as regulatory assets and regulatory liabilities in the accompanying balance sheets. Gains or losses on the settlement of these contracts are initially deferred and then refunded to or collected from the Company’s firm gas sales customers during the appropriate winter heating season consistent with regulatory requirements.

Certain of the Company’s contracts for the physical purchase of natural gas are derivatives as defined by current accounting literature. As such, these contracts are recorded in the accompanying balance sheets at fair value. However, since such contracts were executed for the purchases of natural gas that is sold to regulated firm gas sales customers, and pursuant to the requirements of current accounting guidance for rate-regulated enterprises, changes in the fair value of these contracts are recorded as a regulatory asset or regulatory liability in the accompanying balance sheets.

L. Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The following is the fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels as follows:

Level 1 — quoted prices (unadjusted) in active markets for identical assets or liabilities that a company has the ability to access as of the reporting date;

Level 2 — inputs other than quoted prices included within Level 1 that are directly observable for the asset or liability or indirectly observable through corroboration with observable market data; and

Level 3 — unobservable inputs, such as internally-developed forward curves and pricing models for the asset or liability due to little or no market activity for the asset or liability with low correlation to observable market inputs.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.

M. Recent Accounting Pronouncements

Other Comprehensive Income

In June 2011, the Financial Accounting Standards Board (“FASB”) issued accounting guidance that eliminated the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. This update seeks to improve financial statement users’ ability to understand the causes of an entity’s change in financial position and results of operations. The Company will be required to either present the statement of operations and statement of comprehensive income in a single continuous statement or in two separate, but consecutive statements of net income and other comprehensive income on the face of the financial statements. This update does not change the items that are reported in other comprehensive income or any reclassification of items to net income. Additionally, the update does not change an entity’s option to present components of other comprehensive income net of or before related tax effects. This guidance is effective for non-public companies for fiscal years, ending after December 15, 2012, and for interim and annual periods thereafter, and it is to be applied retrospectively. The Company does not expect the adoption of this guidance to have an impact on the Company’s financial position, results of operations, or cash flows.

Goodwill Impairment

In September 2011, the FASB issued accounting guidance related to goodwill impairment testing whereby an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. Otherwise, the entity is required to perform the two-step impairment test. This guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. The Company does not expect adoption of this guidance to have an impact on the Company’s financial position, results of operations, or cash flows.

Offsetting Assets and Liabilities

In December 2011, the FASB issued accounting guidance requiring enhanced disclosure related to offsetting assets and liabilities. Under the amendments in this update, entities will be required to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting agreement. This scope would include items such as derivatives. This guidance is effective for fiscal years, and interim periods within that year, beginning after January 1, 2013, and is to be applied retrospectively. As this guidance relates to disclosure only, the adoption of this guidance will not have an impact on the Company’s financial position, results of operations, or cash flows.

Fair Value Measurements

In April 2011, the FASB issued accounting guidance that substantially amended existing guidance with respect to the fair value measurement topic (“the Topic”). The guidance seeks to amend the Topic in order to achieve common fair value measurement and disclosure requirements in GAAP and International Financial Reporting Standards. Consequently, the guidance changes the wording used to describe many of the requirements in GAAP for measuring fair value and for disclosing information about fair value measurements as well as changing specific applications of the Topic. Some of the amendments clarify the FASB’s intent about the application of existing fair value measurement requirements. Other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements including, but not limited to, fair value measurement of a portfolio of financial instruments, fair value measurement of premiums and discounts and additional disclosures about fair value measurements. This guidance is effective for financial statements issued for annual periods beginning after December 15, 2011 and should be applied prospectively. The early adoption of this guidance for non-public companies is permitted, but no earlier than interim periods beginning after December 15, 2011. The Company is currently evaluating the impact of adopting this guidance on its financial statements.

Note 2. Rates and Regulatory

The following table presents the Company’s regulatory assets and regulatory liabilities at March 31, 2012 and March 31, 2011:

	March 31,
	2012	2011
	(in thousands of dollars)
Regulatory assets
Current:
Gas costs	$-	$2,585
Postretirement benefit costs	1,033	1,033
Derivative contracts	3,004	1,188
Other	952	404

Total	4,989	5,210

Non-current:
Postretirement benefit costs	4,562	5,596
Environmental costs	56,306	61,462
Derivative contracts	367	206
Other	4,049	1,332

Total	65,284	68,596

Regulatory liabilities
Current:
Gas costs	4,133	-
Derivative liabilities	21	75

Total	4,154	75

Non-current:
Derivative liabilities	-	13
Removal costs recovered and other	27,122	29,290

Total	27,122	29,303

Net regulatory assets	$38,997	$44,428

The regulatory items above are not included in the utility rate base at the time the expenses are incurred or the revenue is billed. The Company records carrying charges on the regulatory balances related to gas costs and costs to achieve for which cash expenditures have been made and are subject to recovery or for which cash has been collected and is subject to refund. Carrying charges are not recorded on items for which expenditures have not yet been made. The Company anticipates recovering these costs in its gas rates concurrently with future cash expenditures. If recovery is not concurrent with the cash expenditures, the Company will record the appropriate level of carrying charges.

The following table presents the carrying charges that were recognized in the accompanying statements of operations during the years ended March 31, 2012 and March 31, 2011:

	Years Ended March 31,
	2012	2011
	(in thousands of dollars)
Other interest, including affiliate interest	$(17)	$104
Other income, net	57	326

	$40	$430

In February 2010, the Company filed a natural gas base distribution rate case with NHPUC seeking an increase in distribution rates of $11.4 million per year. In March 2011, NHPUC approved a settlement to permanently increase the gas distribution rates by approximately $6.8 million based on an implied return on equity (“ROE”) of 9.67% and an equity ratio of 50%. The March 2011 order also approved a commodity-related bad debt recovery mechanism that adjusts for fluctuations incommodity prices. In May 2011, the Company presented the NHPUC Staff with documentation of rate case expenses in the amount of $1.5 million associated with the February 2010 filing. The NHPUC Staff ultimately recommended, and in October 2011 the NHPUC approved, recovery of $1.1 million. Pursuant to the NHPUC order approving the Company’s merger agreement with KeySpan, the Company is permitted to seek an annual base rate adjustment to reflect the cost of replacing cast iron and bare steel mains and services to the extent such cost exceeds $0.5 million. In June 2010 and June 2011, the Commission approved base distribution rate increases of $0.5 million effective on July 1, 2010 and July 1, 2011 of each year. Energy North will reduce its base distribution rates to decrease annual revenues by $44,226 effective July 1, 2012 on a service rendered basis.

In January 2012, the NHPUC opened a proceeding to investigate, among other things, EnergyNorth’s projected supply/demand balance and whether the Company should take steps to reduce any excess capacity. In particular, the Commission staff is focusing its investigation on the prudence of retiring some of the Company’s on-system supplemental supply facilities.

Note 3. Employee Benefits

The Company participates with certain other KeySpan subsidiaries in non-contributory defined benefit plans (the “Pension Plans”) - The KeySpan Retirement Plan, National Grid USA Companies’ Executive SERP, Excess Benefit Plan of KeySpan Corp., Supplemental Retirement of KeySpan Corp., EnergyNorth, Inc. Supplemental Executive Retirement Plan, KeySpan Benefit Plan for Retired EnergyNorth Hourly Employees, and KeySpan Benefit Plan for Retired EnergyNorth Salaried Employees, covering substantially all employees. The Company contributed $2.1 million for the year ended March 31, 2012 to its Pension Plans which provides union employees with a retirement benefit and non-union employees hired before January 1, 2011 with a retirement benefit. Supplemental nonqualified, non-contributory executive programs provide additional defined pension benefits for certain executives. The Plans’ costs are allocated to the Company based on plan participant data as determined by the company’s actuaries.

The Pension Plans costs are first directly charged to the Company based on the Company’s employees that participate in the Pension Plans. Costs associated with affiliated service companies’ employees are then allocated as part of the labor burden for work performed on the Company’s behalf. The Company’s net PBOP expense directly charged and allocated from affiliated service companies, net of capital, for the each of the years ended March 31, 2012 and March 31, 2011was $1.0 million.

Postretirement Benefits Other than Pension

The PBOP Plans have not been merged with other KeySpan plans and therefore, continue to remain separate plans of the Company. The PBOPs provide health care and life insurance coverage to eligible retired employees. Eligibility is based on age and length of service requirements and, in most cases, retirees must contribute to the cost of their coverage.

The PBOP assets are commingled and the Company’s portion of the KeySpan Master Union Trust Plan is approximately 0.15% and 0.17% for the years ended March 31, 2012 and March 31, 2011, respectively. PBOP expenses are included in operations and maintenance expenses in the accompanying statements of operations.

The Company’s unfunded PBOP obligations at March 31, 2012 and March 31, 2011 were $4.7 million and $4.2 million, respectively.

PBOP expenses for the years ended March 31, 2012 and March 31, 2011 are as follows:

	Years Ended March 31,
	2012	2011
	(in thousands of dollars)
Service cost, benefits earned during the year	$5	$7
Interest cost	306	312
Expected return on plan assets	(71)	(57)
Amortization of prior service cost	-	22
Amortization of net actuarial (gain)/loss	133	95

Total	$373	$379

The following table summarizes the Company’s other pre-tax changes in PBOP plan net assets and benefit obligations recognized in other comprehensive income for the years ended March 31, 2012 and March 31, 2011:

	Years Ended March 31,
	2012	2011
	(in thousands of dollars)
Net actuarial loss	$800	$(198)
Amortization of (gain)/loss	(133)	(95)
Amortization of prior service costs	-	(22)

Total	$667	$(315)

The estimated PBOP net actuarial loss of $0.2 million will be amortized through other comprehensive income during the year ending March 31, 2013. The Company’s amounts in other comprehensive income on the accompanying balance sheets that have not yet been recognized as components of net actuarial loss at March 31, 2012 and March 31, 2011 were $1 million and $0.4 million, respectively.

The following table summarizes the change in the funded status of the benefit obligation of the PBOB for the years ended March 31, 2012 and March 31, 2011:

	Years Ended March 31,
	2012	2011
	(in thousands of dollars)
Change in benefit obligation:
Benefit obligation at beginning of year	$(5,108)	$(5,539)
Service cost	(5)	(7)
Interest cost on projected benefit obligation	(306)	(312)
Net actuarial (loss) gain	(721)	117
Benefits paid	481	633

Benefit obligation at end of year	(5,659)	(5,108)

Change in plan assets:
Fair value of plan assets at beginning of year	950	836
Actual return on plan assets	(9)	137
Employer contributions	471	610
Benefits paid	(481)	(633)

Fair value of plan assets at end of year	931	950

Funded status	$(4,728)	$(4,158)

The amounts recognized in the balance sheets are as follows:

	Years Ended March 31,
	2012	2011
	(in thousands of dollars)
Postretirement benefit reserve - current	$(307)	$(282)
Postretirement benefit reserve - deferred	(4,421)	(3,876)

Total	$(4,728)	$(4,158)

Expected Benefit Payments

Based on current assumptions, the Company expects to make the following benefit payments subsequent to March 31, 2012 through March 31, 2022 as follows:

Postretirement Benefits
(in thousands of dollars)
For the Years Ended March 31,
2013	$510
2014	514
2015	510
2016	505
2017	495
2018-2022	2,188

Total	$4,722

Assumptions

The weighted average assumptions used to determine the benefit obligations and net periodic cost for the PBOPs for the years ended March 31, 2012 and March 31, 2011 are as follows:

	PBOPs
	Benefit Obligation		Net Periodic Benefit Cost
	2012	2011	2012	2011
Discount rate	5.10%	5.90%	5.90%	6.10%
Expected long-term rate of return on asset	7.25%	7.75%	8.30%	7.80%-8.00%

The assumed health care cost trend rates are as follows:

	PBOP Plans
	March 31,
	2012	2011
Ultimate rate to which cost trend rate gradually declines	5.00%	5.00%
Year ultimate rate is reached
Pre 65	2018	2018
Post 65	2017	2017
Prescription	2019	2019

The Company selects its discount rate assumption based upon rates of return on high quality corporate bond yields in the marketplace as of each measurement date. Specifically, the Company uses the Hewitt AA Only Above Median Curve along with the expected future cash flows from the Company retirement plans to determine the weighted average discount rate assumption.

The expected rate of return for various passive asset classes is based both on analysis of historical rates of return and forward looking analysis of risk premiums and yields. Current market conditions, such as inflation and interest rates, are evaluated in connection with the setting of the long-term assumption. A small premium is added for active management of both equity and fixed income securities. The rates of return for each asset class are then weighted in accordance with the actual asset allocation, resulting in a long-term return on asset rate for each plan.

A one-percentage-point change in the assumed health care trend rate would have the following effects:

One-Percentage-Point	Increase / (Decrease)
	(in thousands of dollars)
Total of service cost plus interest cost	$7	$(7)
Postretirement benefit obligation	130	(120)

Plan Assets

KeySpan manages the benefit plan investments to minimize the long-term cost of operating the plans, with a reasonable level of risk. Risk tolerance is determined as a result of a periodic asset/liability study which analyzes the plan’s liabilities and funded status and results in the determination of the allocation of assets across equity and fixed income. Equity investments are broadly diversified across U.S. and non-U.S. stocks, as well as across growth, value, and small and large capitalization stocks. Likewise, the fixed income portfolio is broadly diversified across the various fixed income market segments. Small investments are also approved for private equity, real estate, and infrastructure with the objective of enhancing long-term returns while improving portfolio diversification. Investment risk and return is reviewed by NGUSA’s investment committee on a quarterly basis.

The target asset allocations for the benefit plans as of March 31, 2012 and March 31, 2011 are as follows:

	PBOPs
	2012	2011
U.S. equities	40%	40%
Global equities (including U.S.)	6%	6%
Global tactical asset allocation	9%	9%
Non-U.S. equities	21%	21%
Fixed income	24%	24%

	100%	100%

Fair Value Measurements

KeySpan determines the fair value of plan assets using unadjusted quoted prices in active markets (Level 1) or pricing inputs that are observable (Level 2) whenever that information is available. The Company uses unobservable inputs (Level 3) to estimate fair value only when relevant observable inputs are not available. The Company classifies assets within this fair value hierarchy based on the lowest level.

The table depicted below sets forth by level, within the fair value hierarchy, the KeySpan Master Union Trust Plan assets for the PBOPs, as of March 31, 2012 and March 31, 2011. The Company’s portion of the KeySpan Master Union Trust Plan is approximately 0.15% and 0.17% for the years ended March 31, 2012 and March 31, 2011, respectively. The investments are shown below for each of the years ended March 31, 2012 and March 31, 2011:

	March 31, 2012
	Level 1	Level 2	Level 3	Total
	(in thousands of dollars)
Pension Accounts:
Cash and cash equivalents	$6	$11	$-	$17
Accounts receivable	3	-	-	3
Accounts payable	(3)	-	-	(3)
Equity	204	312	13	529
Fixed income securities	-	289	-	289
Private Equity	-	-	24	24
Global tactical asset allocation	24	39	9	72

Total	$234	$651	$46	$931

	March 31, 2011
	Level 1	Level 2	Level 3	Total
	(in thousands of dollars)
Pension Accounts:
Cash and cash equivalents	$3	$8	$-	$11
Accounts receivable	9	-	-	9
Accounts payable	(7)	-	-	(7)
Equity	220	294	12	526
Fixed income securities	-	343	-	343
Private Equity	-	-	26	26
Global tactical asset allocation	-	-	42	42

Total	$225	$645	$80	$950

Cash and Cash Equivalents

Cash and non-base currencies are classified as Level 1 as they can be priced daily. Active reserve funds, reserve deposits, commercial paper, repurchase agreements, and commingled cash equivalents are classified as Level 2 as they can be valued using other significant observable inputs.

Accounts Receivable and Accounts Payable

Accounts receivable and Accounts payable are classified in the same category as the investments in which they relate to and approximate fair value.

Equity

Equity securities are primarily comprised of securities issued by public companies in domestic and foreign markets plus investments in commingled funds, which are valued on a daily basis. The Company can exchange shares of the publicly traded securities and the fair values are primarily sourced from the closing prices on stock exchanges where there is active trading, therefore they would be classified as Level 1 investments. If there is less active trading, then the publicly traded securities would typically be priced using observable data, such as bid ask prices, and these measurements would be classified as Level 2 investments. Investments that are not publicly traded and valued using unobservable inputs would be classified as Level 3 investments.

Fixed Income Securities

Fixed income securities (which include corporate debt securities, municipal fixed income securities, US Government and Government agency securities including government mortgage backed securities, index linked government bonds, and state and local bonds) convertible securities, derivatives, (including interest rate swaps, credit default swaps, index swaps, financial futures and other derivatives except certain options traded on an exchange and foreign forward exchange contracts) and investments in securities lending collateral (which include repurchase agreements, asset backed securities, floating rate notes and time deposits) are valued with an institutional bid valuation. The prices for direct investments in fixed income securities are generated on a daily basis. Like the equity securities, fair values generated from active trading on exchanges are classified as Level 2 investments. Prices generated from less active trading with wider bid ask prices are also classified as Level 2 investments. If prices are based on uncorroborated and unobservable inputs, then the investments are classified as Level 3 investments.

Private Equity

Commingled equity funds, commingled special equity funds, limited partnerships, real estate, venture capital and other investments are valued using evaluations (a good faith opinion as to what a buyer in the marketplace would pay for a security – typically in an institutional round lot-in a current sale), based on proprietary models, or based on the net asset value. Investment in private equity is primarily invested in trusts, and partnerships as well as equity and debt issued by public or private companies. The Company’s interest in the fund or partnership is estimated at net asset value. The Company’s interest in these funds cannot be readily redeemed due to the inherent lack of liquidity and the primarily long-term nature of the underlying assets. Distribution is made through the liquidation of the underlying assets. The Company views these investments as part of a long-term investment strategy. These investments are valued by each investment manager based on the underlying assets. The majority of the underlying assets is valued using significant unobservable inputs and often requires significant management judgment or estimation based on the best available information. Market data includes observations of the trading multiples of public companies considered comparable to the private companies being valued. The funds utilize valuation techniques consistent with the market, income, and cost approaches to measure the fair value of certain real estate investments. As a result, the Company classifies these investments as Level 3 investments.

Global Tactical Asset Allocation

Assets held in global tactical asset allocation fund are managed by investment managers who use both top-down and bottom-up valuation methodologies to value asset classes, countries, industrial sectors, and individual securities in order to allocate and invest assets opportunistically. The fair value hierarchy, as set forth in the Fair Value Measurements and Disclosures Topic of the Codification, prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: quoted market prices in active markets for identical assets or liabilities (Level 1); inputs other than quoted market prices that are observable for the asset or liability, either directly or indirectly (Level 2); and unobservable inputs for an asset or liability (Level 3). If the inputs used to measure a financial instrument fall within different levels of the fair value hierarchy within the commingled fund, the categorization is based on the lowest level input that is significant to the measurement of that financial instrument. These assets are invested through commingled funds, which are classified as Level 2. However, the underlying Level 3 assets that makeup these funds are classified in the same category as the investments in which they relate to.

The following is a summary of changes in the fair value of the PBOP’s Level 3 investments:

	Years Ended March 31,
	2012	2011
	(in thousands of dollars)

Balance at beginning of year	$80	$82
Transfers out of Level 3	(24)	(19)
Transfers into Level 3	-	19
Actual gain or loss on plan assets
included in earnings	-	6
included in regulatory assets and liabilities	2	4
Purchases	13	3
Sales	(10)	(15)

Balance at end of year	$61	$80

Defined Contribution Plan

The Company has a defined contribution pension plan that covers substantially all employees. Employer matching contributions of approximately $0.2 million were expensed for the years ended March 31, 2012 and March 31, 2011.

Other Benefits

The Company has accrued $1.4 million for the year ended March 31, 2012 regarding workers compensation, auto and general insurance claims which have been incurred but not yet reported. Management corrected a misstatement of $0.8 million related to the understatement of the allocation of claims incurred but not yet reported. Management has concluded that this error did not have a material impact on the financial statements presented for the years ended March 31, 2012 or March 31, 2011, and therefore the corrections were recorded within the financial statements for the period ended March 31, 2012.

Note 4. Property, Plant and Equipment

At March 31, 2012 and March 31, 2011, property, plant and equipment, at cost, and accumulated depreciation and amortization are as follows:

	March 31,
	2012	2011
	(in thousands of dollars)
Plant and machinery	$325,051	$317,134
Land and buildings	8,945	8,844
Assets in construction	5,993	2,383
Software and other intangibles	130	6,564

Total	340,119	334,925
Accumulated depreciation and amortization	(88,577)	(86,946)

Property, plant and equipment, net	$251,542	$247,979

Note 5. Goodwill

At March 31, 2012, and March 31, 2011, the carrying amount of goodwill, net of accumulated impairment losses are as follows:

	Years Ended March 31,
	2012	2011
	(in thousands of dollars)

Goodwill, beginning of year	$2,115	$96,818
Impairment of goodwill	-	(94,703)

Goodwill, end of year	$2,115	$2,115

During the third quarter of fiscal year 2011, the expectation that it was more likely than not, that the Company would be sold triggered the possible impairment of goodwill since it was determined that its carrying amount will likely not be recoverable.

The Company performed a two-step approach to assess goodwill impairment which requires the Company to first compare the estimated fair value of the Company to the carrying amount of the Company’s assets and liabilities, including its goodwill. For purposes of this test, the estimated fair value was determined to be the agreed-upon purchase price stipulated within the SPA, which was less than the carrying value of the Company, triggering the need to perform the second step of the test.

The second step of the goodwill impairment test requires comparison of the implied fair value of goodwill with the carrying amount of that goodwill. The implied fair value of goodwill is determined by assigning a fair value to all assets and liabilities, including any unrecognized intangible assets, as if the Company had been acquired in a business combination. The excess of the fair value of the Company over the amount assigned to its assets and liabilities is the implied fair value of goodwill. As a result of the second step of the test, the Company concluded that there was an impairment of its goodwill, and recorded a pre-tax impairment charge of $94.7 million for the year ended March 31, 2011.

Note 6. Income Taxes

The components of federal and state income tax expense (benefit) are as follows:

	Years Ended March 31,
	2012	2011
	(in thousands of dollars)
Current tax expense (benefit):
Federal	$2,155	$(585)
State	537	66

Total current tax expense (benefit)	2,692	(519)

Deferred tax expense (benefit):
Federal	1,172	3,597
State	380	529

Total deferred tax expense (benefit)	1,552	4,126
Amortized investment tax credits, net (1)	(122)	(122)

Total deferred tax benefit	1,430	4,004

Total income tax expense	$4,122	$3,485

(1) Investment tax credits (“ITC”) are being deferred and amortized over the depreciable life of the property giving rise to the credits.

Reconciliation between the expected federal income tax expense, using the federal statutory rate of 35%, to the Company’s actual income tax expense for the years ended March 31, 2012 and March 31, 2011 is as follows:

	Years Ended March 31,
	2012	2011
	(in thousands of dollars)
Computed tax	$3,574	$(30,585)

Change in computed taxes resulting from:
State income tax, net of federal benefit	596	387
Investment tax credit	(122)	(122)
Allowance for equity funds used during construction	(28)	(22)
Goodwill impairment	-	33,146
Audit and related reserve movements	-	648
Other items - net	102	33

Total	548	34,070

Federal and state income taxes	$4,122	$3,485

Significant components of the Company’s net deferred tax assets and liabilities at March 31, 2012 and March 31, 2011 are as follows:

	March 31,
	2012	2011
	(in thousands of dollars)
Reserve - environmental	$23,750	$26,472
Post retirement benefits and other employee benefits	3,247	2,731
Future federal benefit on state taxes	3,384	3,206
Allowance for uncollectible accounts	1,628	1,991
Other items	2,078	1,872

Total deferred tax assets (1)	34,087	36,272

Property related differences	$58,909	57,359
Regulatory assets - environmental	24,950	27,192
Regulatory assets - other	4,487	3,592
Regulatory assets - property taxes	314	207

Total deferred tax liabilities	88,660	88,350

Investment tax credit	39	161

Net deferred income tax liability and investment tax credit	54,612	52,239
Current portion of net deferred tax asset	3,060	3,985

Non-current portion of deferred income tax liability and investment tax credit	$57,672	$56,224

(1) There were no valuation allowances for deferred tax assets at March 31, 2012 and March 31, 2011.

The Company is a member of the NGHI and subsidiaries consolidated federal income tax return. The Company has joint and several liability for any potential assessments against the consolidated group.

As of March 31, 2012 and March 31, 2011, the Company’s current federal income tax payable to its parent is $4.1 million and $0.7 million, respectively. The balances are included in taxes accrued in the accompanying balance sheets.

The accounting guidance for uncertainty in income taxes provides that the financial effects of a tax position shall initially be recognized in the financial statements when it is more likely than not, based on the technical merits, that the position will be sustained upon examination, assuming the position will be audited and the taxing authority has full knowledge of all relevant information.

As of March 31, 2012 and March 31, 2011, the Company’s unrecognized tax benefits totaled $5.2 million and $4.8 million, respectively, none of which would affect the effective tax rate, if recognized.

The following table reconciles the changes to the Company’s unrecognized tax benefits for the years ended March 31, 2012 and March 31, 2011:

	Years Ended March 31,
	2012	2011
	(in thousands of dollars)

Balance at the beginning of the year	$4,836	$4,372
Increases based on tax positions related to prior years	274	284
Increases based on tax positions related to current year	64	588
Settlements with tax authorities	-	(408)

Balance at the end of the year	$5,174	$4,836

As of March 31, 2012 and March 31, 2011, the Company has accrued for interest related to unrecognized tax benefits of $0.13 million and $0.07 million, respectively. During the year ended March 31, 2012 and March 31, 2011, the Company recorded an interest income of $0.22 million and $0.43 million, respectively. The Company recognizes accrued interest related to unrecognized tax benefits in other interest expense and related penalties, if applicable, in other deductions in the accompanying statements of operations. No penalties were recognized during the years ended March 31, 2012 and March 31, 2011.

It is reasonably possible that other events will occur during the next 12 months that would cause the total amount of unrecognized tax benefits to increase or decrease. However, the Company does not believe any such increases or decreases would be material to its results of operations, financial position, or liquidity.

In September 2011, the Internal Revenue Service (“IRS”) commenced an audit of KeySpan Corporation and subsidiaries for the short year ended August 24, 2007 and NGHI and subsidiaries for the years ended March 31, 2008 and March 31, 2009. The years ended March 31, 2010 through March 31, 2012 remain subject to examination by the IRS.

The Company participates with certain other NGHI subsidiaries in filing a unitary New Hampshire business profits tax return. There is currently no ongoing audit by the State of New Hampshire, although the tax returns for the years ended March 31, 2009 through March 31, 2012 are open under the statute of limitations.

Note 7. Derivatives

In the normal course of business, the Company is party to derivative instruments, such as futures, options, swaps, and physical forwards that are principally used to manage commodity prices associated with natural gas distribution operations. These financial exposures are monitored and managed as an integral part of the Company’s overall financial risk management policy. The Company generally engages in activities at risk only to the extent that those activities fall within commodities and financial markets to which it has a physical market exposure in terms and volumes consistent with its core business.

All the derivative instruments utilized by the Company are subject to the current accounting guidance for rate-regulated enterprises since various rate agreements associated with its gas distribution subsidiaries allow for the pass-through of the commodity cost of natural gas and the costs related to hedging activities.

Commodity Derivative Instruments - Regulated Accounting

The Company uses derivative financial instruments to reduce the cash flow variability associated with the purchase price for a portion of future natural gas purchases associated with its regulated gas service territories. The Company’s strategy is to minimize fluctuations in gas sales prices to our regulated customers. The accounting for these derivative instruments is subject to current guidance for rate-regulated enterprises. Therefore, the fair value of these derivatives is recorded as current or deferred assets and liabilities, with offsetting positions recorded as regulatory assets and regulatory liabilities in the accompanying balance sheets. Gains or losses on the settlement of these contracts are initially deferred and then refunded to or collected from customers consistent with regulatory requirements.

The following are commodity volumes, in dekatherms (“dths”) associated with the above derivative contracts:

	March 31,
	2012	2011
	(in thousands)
Physical contracts: Gas purchases	401	4,016
Financial contracts: Gas swaps	1,990	2,140
Gas options	930	980

	3,321	7,136

The following table presents the Company’s derivative contract assets and liabilities in the accompanying balance sheets at March 31, 2012 and March 31, 2011:

	Asset Derivatives			Liability Derivatives
	March 31,			March 31,
	2012	2011		2012	2011
	(in thousands of dollars)			(in thousands of dollars)
Current assets:			Current liabilities:
Regulated contracts:			Regulated contracts:
Gas purchase contracts	$19	$3	Gas purchase contracts	$132	$312
Gas swap contracts	-	53	Gas swap contracts	2,537	845
Gas option contracts	2	19	Gas option contracts	335	31

	21	75		3,004	1,188

Deferred assets:			Deferred liabilities:
Regulated contracts:			Regulated contracts:
Gas purchase contracts	-	-	Gas purchase contracts	-	128
Gas swap contracts	-	12	Gas swap contracts	340	73
Gas option contracts	-	1	Gas option contracts	27	5

	-	13		367	206

Total	$21	$88	Total	$3,371	$1,394

The change in fair value of the regulated contracts exactly corresponds to offsetting regulatory assets and liabilities. As a result, the changes in fair value of derivative contracts and their offsetting regulatory assets and liabilities had no earnings impact.

The following table presents the impact the change in the fair value of the Company’s derivative contracts had on the accompanying balance sheets during the years ended March 31, 2012 and March 31, 2011:

	March 31,
	2012	2011
	(in thousands of dollars)
Regulatory assets:
Gas purchase contracts	$308	$426
Gas swap contracts	(1,959)	4,733
Gas option contracts	(326)	(36)

	(1,977)	5,123
Regulatory liabilities:
Gas purchase contracts	16	3
Gas swap contracts	(65)	63
Gas option contracts	(18)	20

	(67)	86

Total (decrease) increase in regulatory assets	$(2,044)	$5,209

Credit and Collateral

Derivative contracts are primarily used to manage exposure to market risk arising from changes in commodity prices and interest rates. In the event of non-performance by a counterparty to a derivative contract, the desired impact may not be achieved. The risk of counterparty non-performance is generally considered a credit risk and is actively managed by assessing each counterparty credit profile and negotiating appropriate levels of collateral and credit support. In instances where a counterparty’s credit quality has declined, or credit exposure exceeds certain levels, we may limit our credit exposure by restricting new transactions with the counterparty, requiring additional collateral or credit support and negotiating the early termination of certain agreements. Similarly, the Company may be required to post collateral to its counterparties. At March 31, 2012 and March 31, 2011, the Company did not post any collateral to its counterparties associated with outstanding derivative contracts.

In addition, certain of the Company’s derivative instruments contain provisions that require its debt to maintain an investment grade credit rating from each of the major credit rating agencies. If the Company’s credit rating were to fall below a certain level, it would be in violation of these provisions, and the counterparties to the derivative instruments could request immediate and ongoing full overnight collateralization on derivative instruments in net liability positions. The aggregate fair value of the Company’s derivative instruments with credit-risk-related contingent features that are in a liability position on March 31, 2012 and March 31, 2011 was $3.3 million and $0.9 million, respectively. The Company had no collateral posted for these instruments at March 31, 2012 and March 31, 2011, respectively. If the Company’s credit rating were to be downgraded by one notch, it would not be required to post any additional collateral. If the Company’s credit rating were to be downgraded by three notches, it would be required to post $3.4 million additional collateral to its counterparties.

Note 8. Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The following table presents assets and liabilities measured and recorded at fair value in the accompanying balance sheets on a recurring basis and their level within the fair value hierarchy as of March 31, 2011 and March 31, 2011:

	March 31, 2012
	Level 1	Level 2	Level 3	Total
	(in thousands of dollars)
Assets:
Derivative contracts	$-	$19	$2	$21

Liabilities:
Derivative contracts	-	2,884	487	3,371

Net liabilities	$-	$(2,865)	$(485)	$(3,350)

	March 31, 2011
	Level 1	Level 2	Level 3	Total
	(in thousands of dollars)
Assets:
Derivative contracts	$-	$65	$23	$88

Liabilities:
Derivative contracts	-	920	474	1,394

Net liabilities	$-	$(855)	$(451)	$(1,306)

The following is a description of the inputs to and valuation techniques used to measure the fair values above:

Derivatives

The Company’s Level 2 fair value derivative instruments primarily consist of OTC gas swaps and forward physical gas deals where market data for pricing inputs is observable. Level 2 pricing inputs are obtained from the NYMEX and Intercontinental Exchange (“ICE”), except cases when ICE publishes seasonal averages or there were no transactions within last seven days. During periods prior to March 31, 2011, Level 2 pricing inputs were obtained from NYMEX and Platts M2M (industry standard, non-exchange-based editorial commodity forward curves) when it can be verified by available market data from ICE based on transactions within last seven days. Level 2 derivative instruments may utilize discounting based on quoted interest rate curves that may include liquidity reserve calculated based on bid/ask spread. Substantially all of these price curves are observable in the marketplace throughout at least 95% of the remaining contractual quantity, or they could be constructed from market observable curves with correlation coefficients of 0.95 or higher.

Level 3 fair value derivative instruments primarily consist of our gas OTC forwards, options, and physical gas transactions where pricing inputs are unobservable, as well as other complex and structured transactions. Complex or structured transactions can introduce the need for internally-developed models based on reasonable assumptions. Industry-standard valuation techniques, such as Black-Scholes pricing model, Monte Carlo simulation, and Financial Engineering Associates libraries are used for valuing such instruments. Level 3 is also applied in cases when forward curve is internally developed, extrapolated or derived from market observable curve with correlation coefficients less than 0.95, or optionality is present, or non-economical assumptions are made. The internally developed forward curves have a high level of correlation with Platts M2M curves.

Year to Date Level 3 Movement Table

The following table presents the fair value reconciliation of Level 3 assets and liabilities measured at fair value on a recurring basis during the years ended March 31, 2012 and March 31, 2011:

	Years Ended March 31,
	2012	2011
	(in thousands of dollars)
Beginning balance	$(451)	$(866)
Transfers out of Level 3	(3)	-
Total losses included in regulatory assets and liabilities	(2,330)	(59)
Purchases	(343)	(132)
Settlements	2,642	606

Ending balance	$(485)	$(451)

The amount of total gains or losses for the period included in net income attributed to the change in unrealized gains or losses related to non-regulatory assets and liabilities at year end	$-	$-

A transfer into Level 3 represents existing assets or liabilities that were previously categorized at a higher level for which the inputs became unobservable. A transfer out of Level 3 represents assets and liabilities that were previously classified as Level 3 for which the inputs became observable based on the criteria discussed previously for classification in Level 2. These transfers, which are recognized at the end of each period, result from changes in the observability of forward curves from the beginning to the end of each reporting period. There were no transfers between Level 1 and Level 2 and no transfers into level 3 during the years ended March 31, 2012 and March 31, 2011.

Note 9. Commitments and Contingencies

Legal Matters

The Company is subject to various legal proceedings, primarily injury claims arising out of the ordinary course of its business. Except as described below, the Company does not consider any of such proceedings, individually or in the aggregate, to be material to its business or likely to result in a material adverse effect on its results of operations, financial condition, or cash flows

Environmental Matters

The normal ongoing operations and historic activities of the Company are subject to various federal, state and local environmental laws and regulations and are regulated by agencies such as the United States Environmental Protection Agency and the New Hampshire Department of Environmental Services (“NHDES”). Like most other industrial companies, the Company generates some hazardous wastes. Under federal and state Superfund laws, potential liability for historic contamination of property may be imposed on responsible parties jointly and severally, without fault, even if the activities were lawful when they occurred.

The normal ongoing operations and historic activities of the Company are subject to various federal, state and local environmental laws and regulations. Under federal and state Superfund laws, potential liability for the historic contamination of property may be imposed on responsible parties jointly and severally, without regard to fault, even if the activities were lawful when they occurred.

The NHDES has named the Company as a potentially responsible party for remediation of several sites at which hazardous waste is alleged to have been disposed as a result of historic operations of MGP and related facilities. The Company is currently investigating and remediating, as necessary, those MGP sites in accordance with plans submitted to the NHDES. The Company believes that obligations imposed on it because of those sites will not have a material impact on its results of operations or financial position.

The NHPUC has authorized the Company to recover through rates its prudently incurred expenses in investigating and remediating environmental contamination associated with its former MGP sites. Under the cost recovery mechanism, the Company amortizes the investigation and remediation expenses over a seven year period without carrying costs. The cost of seeking recovery of investigation and remediation expenses from third parties, including former owners and/or operators of the former MGP sites and obtaining insurance coverage, are also recoverable. Amounts actually recovered through such efforts are to be applied to reduce the amount that would otherwise be recoverable from the Company’s customers.

Currently, the Company’s rate for recovery of these environmental costs is set at $0 because the funds recovered from third parties exceed the costs being incurred by the Company. However, the credit position is expected to reverse itself during fiscal 2012, so that beginning November 1, 2012, the Company expects to begin including an amount in its local distribution adjustment clause to recoup the net cost of its investigation and remediation efforts (and associated third party claims).

We estimate the remaining cost of these MGP-related environmental cleanup activities will be $53.6 million at March 31, 2012, which amount has been accrued by us as a reasonable estimate of cost for known sites. Remediation costs, however, for each site may be materially higher than noted, depending upon changing technologies and regulatory standards, selected end use for each site, and actual environmental conditions encountered.

By rate orders, the NHPUC provided for the recovery of site investigation and remediation costs and accordingly, at March 31, 2012 and March 31, 2011, the Company has reflected a regulatory asset of $56.3 million and $61.5million for the MGP sites, respectively.

On November 2, 2011, the NHDES provided a final response to the Company’s proposed remedy at the Liberty Hill Road Site in New Hampshire. In its final determination, NHDES requested that the Company proceed with implementation of a more costly remedy than was originally proposed by the Company. The Company has not accepted this determination and formally appealed the NHDES final determination in December 2011. Discussions with NHDES are on-going and appeal proceedings are set to start in Fall 2012. If the appeal is unsuccessful, then this would result in an increase in environmental reserves by $2.0 million (based on the estimates in the August 2009 Remedial Action Plan Addendum No. 2) and a corresponding increase in regulatory assets of the same amount compared with the balances recorded in these financial statements.

Asset Retirement Obligations

The Company has various asset retirement obligations associated with its gas distribution facilities. These obligations have remained substantially unchanged from March 31, 2011, except for normal accretion adjustments and costs incurred. Generally, our largest asset retirement obligations relate to: (i) legal requirements to cut (disconnect from the gas distribution system), purge (clean of natural gas and PCB contaminants) and cap gas mains within our gas distribution and transmission system when mains are retired in place, or dispose of sections of gas main when removed from the pipeline system, (ii) cleaning and removal requirements associated with storage tanks containing waste oil and other waste contaminants, and (iii) legal requirements to remove asbestos upon major renovation or demolition of structures and facilities.

The following table represents the changes in the asset retirement obligations for the years ended March 31, 2012 and March 31, 2011:

	March 31,
	2012	2011
	(in thousands of dollars)
Balance as of beginning of year	$956	$902
Accretion expense	58	54

Balance as of end of year	$1,014	$956

Fixed Charges Under Firm Contracts

The Company has entered into various contracts for gas delivery, storage and supply services. The Company is liable for these payments regardless of the level of service we require from third parties. Such charges are currently recovered from utility customers through the gas adjustment clause.

(in thousands of dollars) Years Ended March 31,
2013	$18,104
2014	17,976
2015	17,119
2016	12,603
2017	6,122
Thereafter	56,972

$128,896

The municipalities of Concord and Manchester have adopted new onerous permit fees that are intended to recover for alleged degradation of roadways following street openings, and now charge an additional $5.00 per square foot for street opening permits in addition to typical permit fees. These permit fees have now been applied to the Company’s permit applications. The Company has estimated that these additional fees will cost the Company approximately $0.7 million per year in Concord and $0.5 million per year in Manchester. As such, the fees would increase the Company’s operations construction budget (and future rates for customers). The Company is challenging the validity of such fees. The Company believes these fees are inconsistent with the state statute and therefore invalid. The Company has filed suit against Concord in Merrimack Superior Court and Manchester in Hillsborough Superior Court (collectively, the “Courts”) and is seeking a declaratory judgment invalidating such fees. In the interim, the Company has negotiated with the City of Manchester an interim agreement whereby they are continuing to issue permits (without paying new fees) to the Company in exchange for the Company increasing its payment bond. In the City of Concord, National Grid is paying the new fees under protest with the understanding that the City will refund such payments if we are successful in the litigation. No receivable has been recorded in relation to this matter as of March 31, 2012 or March 31, 2011.

Note 10. Related Party Transactions

Intercompany Balances and Money Pool

The Company is engaged in various transactions with NGUSA, KeySpan, and its wholly-owned affiliates. Generally, the subsidiaries of KeySpan do not maintain separate cash balances. Financing for the Company’s working capital and gas inventory needs is obtained through the Company’s participation in a money pool. In addition, all cash generated from billings is collected and held in the money pool. Further, all payments to third parties for our payables, including labor, are made through the money pool. All money pool balances are maintained at the parent. The Company accounts for funds received from KeySpan as a capital contribution from KeySpan and funds paid to KeySpan as a dividend to KeySpan. All other intercompany receivable and payable accounts are accounted for in a similar manner.

The following table presents the components of the net intercompany and money pool balances, included in additional paid-in capital and the applicable interest rates for the years ended March 31, 2012 and March 31, 2011:

	March 31,
	2012	2011
	(in thousands of dollars)
Intercompany bond	$ 80,000	$ 80,000
Interest rate on intercompany bond	5.8%	5.8%

Notes payable to affiliates	$ 22,262	$ 29,490
Interest rate on notes payable to affiliates	1.2%	1.2%

Accounts Receivable from Affiliates and Accounts Payable to Affiliates

NGUSA and KeySpan subsidiaries also provide the Company with various services, including executive and administrative, customer services, financial (including accounting, auditing, risk management, tax, treasury/finance), human resources (including pension funding), information technology, legal, and strategic planning. The costs of these services are charged to the Company via intercompany billings and generally settled through the money pool on a monthly basis. The Company had a $9.6 million and $9.9 million liability for these services at March 31, 2012 and March 31, 2011, respectively which has been included in additional-paid-in capital. Management has recorded these amounts through additional paid-in capital as management does not have the history of or intention to pay off this balance within one year. All money pool balances are maintained at the Parent.

Service Company Charges

The affiliated service companies of NGUSA provide certain services to the Company at their cost. The service company costs are generally allocated to associated companies through a tiered approach. First and foremost, costs are directly charged to the benefited company whenever practicable. Secondly, in cases where direct charging cannot be readily determined, costs are typically allocated using cost/causation principles linked to the relationship of that type of service, such as meters, square footage, number of employees, etc. Lastly, all other costs are allocated based on a general allocator.

The Company’s service company charges for the years March 31, 2012 and March 31, 2011 include operating and capital expenditures as follows:

	Years Ended March 31,
	2012	2011
	(in thousands of dollars)

Capital expenditures	$2,075	$4,389
Operating expenses	18,187	15,930

	$20,262	$20,319

Holding Company Charges

NGUSA received charges from National Grid Commercial Holdings Limited (an affiliated company in the UK) for certain corporate and administrative services provided by the corporate functions of National Grid plc to its US subsidiaries. These charges, which are recorded on the books of NGUSA, have not been reflected on these financial statements. Were these amounts allocated to this subsidiary, the estimated effect on net income would be approximately $0.4 million and $0.6 million before taxes, and $0.3 million and $0.4 million after taxes, for the years ended March 31, 2012 and March 31, 2011, respectively.

Note 11. Subsequent Event

On July 3, 2012, the Company was sold to Liberty Energy for gross proceeds of $229 million, which includes a working capital adjustment of $28 million.

Appendix D

Unaudited Interim Financial Statements of Granite State

Granite State Electric Company

Financial Statements

For the quarters ended March 31, 2012 and March 31, 2011

(unaudited)

1

GRANITE STATE ELECTRIC COMPANY

Page No.

Balance Sheets	2
March 31, 2012 and March 31, 2011

Statements of Operations	4
Three Months Ended March 31, 2012 and March 31, 2011

Statements of Cash Flows	5
Three Months Ended March 31, 2012 and March 31, 2011

Statements of Comprehensive Income	6
Three Months Ended March 31, 2012 and March 31, 2011

Notes to Unaudited Financial Statements	7

2

GRANITE STATE ELECTRIC COMPANY

BALANCE SHEETS

(unaudited, in thousands of dollars)

	March 31,
ASSETS	2012	2011

Currents assets:
Cash and cash equivalents	$242	$220
Restricted cash	3,212	3,207
Accounts receivable	9,067	8,385
Allowance for doubtful accounts	(487)	(558)
Accounts receivables from affiliates	12	-
Intercompany moneypool	2,225	7,500
Unbilled revenues	948	1,037
Materials and supplies at average cost	662	499
Regulatory assets	4,518	1,716
Current portion of deferred income tax assets	393	1,390
Prepaid and other current assets	2,554	2,012

Total current assets	23,346	25,408

Property Plant and Equipment, net	85,103	83,775

Deferred charges:
Regulatory assets	6,769	5,105
Goodwill	19,352	19,352
Other derred charges	1,299	1,191

Total deferred charges and other assets	27,420	25,648

Total assets	$135,869	$134,831

The accompanying notes are an integral part of these financial statements.

3

GRANITE STATE ELECTRIC COMPANY

BALANCE SHEETS

(unaudited, in thousands of dollars)

LIABILITIES AND CAPITALIZATION		March 31,
		2012		2011
Current liabilities:
Accounts payable	$	6,960	$	6,983
Accounts payable to affiliates		1,952		2,017
Taxes accrued		176		332
Customer deposits		657		545
Interest accrued		433		492
Regulatory liabilities		1,224		1,957
Other accrued expenses		383		495
Renewable energy accrual		1,908		552
Other current liabilities		578		773

Total current liabilities		14,271		14,146

Deferred credits and other liabilities:
Regulatory liabilities		8,322		8,785
Deferred Income tax liabilities		14,337		13,239
Postretirement benefits and other reserves		8,098		6,457
Other deferred liabilities		3,910		4,810

Total deferred credits and other liabilities		34,667		33,291

Capitalization
Shareholder equity		71,931		72,394
Long term debt		15,000		15,000

Total capitalization		86,931		87,394

Total liabilities and capitalization	$	135,869		134,831

The accompanying notes are an integral part of these financial statements.

4

GRANITE STATE ELECTRIC COMPANY

STATEMENTS OF OPERATIONS

(unaudited, in thousands of dollars)

	Three months ended March 31,
	2012	2011
Operating Revenues	$23,282	$21,774

Operating expenses
Purchased electricity	12,209	11,135
Operations & Maintenance	9,251	8,817
Depreciation & Amortization	1,252	1,235
Other taxes	804	808

Total operating expenses	23,516	21,995

Operating (loss) Income	(234)	(221)

Other deductions
Interest on long term debt	(283)	(283)
Other interest, including affiliate interest	1	6
Other (income) deductions, net	108	(80)

Total other deductions, net	(174)	(357)

Income (loss) before income taxes	(408)	(578)

Income tax (benefit) expense	(365)	(339)

Net (loss) income	$(43)	$(239)

The accompanying notes are an integral part of these financial statements

5

GRANITE STATE ELECTRIC COMPANY

STATEMENTS OF CASH FLOWS

(unaudited, in thousands of dollars)

	Three months ended March 31,
	2012	2011
Operating activities:
Net (loss) income	$(43)	$(239)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	1,252	1,235
Provision for deferred income taxes	2,102	1,776
Regulatory deferrals	(1,992)	806
Net pension and other postretirement payment	211	278
Changes in operating assets and liabilities:
Accounts receivable, net	16	98
Material and supplies	(54)	(5)
Accounts payable and accrued expenses	(941)	331
Prepaid taxes and accruals	(571)	(1,373)
Account receivables from / payable to affiliates, net	1,188	1,895
Other, net	(325)	(718)

Net cash provided by operating activities	843	4,084

Investing activities:
Capital expenditures	(1,582)	(1,679)
Changes in intercompany moneypool	200	(2,000)
Changes in restricted cash	(11)	(1)
Other, including cost of removal	191	(263)

Net cash used in investing activities	(1,202)	(3,943)

Financing activities:
Other	(36)	-

Net (decrease) increase in cash and cash equivalents	(395)	141
Cash and cash equivalents, beginning of period	637	79

Cash and cash equivalents, end of period	$242	$220

The accompanying notes are an integral part of these financial statements

6

GRANITE STATE ELECTRIC COMPANY

STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(unaudited, in thousands of dollars)

	Three months ended March 31,
	2012	2011
Net (loss) income	$(43)	$(239)

Other comprehensive income
Unrealized gains on investments	58	8
Change in pension and other postretirement obligations	(1,472)	600
Reclassification adjustment for losses included in net income (loss)	(11)	(7)

Change in comprehensive income	(1,425)	601

Total comprehensive (loss) income	$(1,468)	$362

Related tax benefit (expense):
Unrealized gains on investments	$(39)	$(5)
Change in pension and other postretirement obligations	981	(400)
Reclassification adjustment for losses included in net income (loss)	7	5

Total tax benefit (expense)	$949	$(400)

The accompanying notes are an integral part of these financial statements

7

GRANITE STATE ELECTRIC COMPANY

NOTES TO UNAUDITED FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies

A.	Nature of Operations

Granite State Electric Company (the “Company,” “we,” “us,” and “our”) is an electric retail distribution company providing electric service to approximately 43,000 customers in 21 communities in New Hampshire. The properties of the Company consist principally of substations and distribution lines interconnected with transmission and other facilities of New England Power Company, a wholly owned subsidiary of National Grid USA (“NGUSA”).

The Company is a wholly-owned subsidiary of NGUSA, a public utility holding company with regulated subsidiaries engaged in the generation of electricity and the transmission, distribution and sale of both natural gas and electricity. NGUSA is an indirectly-owned subsidiary of National Grid plc, a public limited company incorporated under the laws of England and Wales.

On December 8, 2010, NGUSA and Liberty Energy Utilities Co. (“Liberty Energy”), a subsidiary of Algonquin Power & Utilities Corp., entered into a stock purchase agreement which was subsequently amended and restated on January 21, 2011, pursuant to which NGUSA will sell and Liberty Energy will purchase all of the common stock of the Company. The parties received Federal Energy Regulatory Commission (“FERC”) approval in July 2011 and New Hampshire Public Utilities Commission (“NHPUC”) approval in May 2012. The transaction was completed on July 3, 2012.

The Company has evaluated subsequent events and transactions through July 3, 2012, and concluded that, except for the sale of the Company discussed in Note 6. “Subsequent Event”, there were no events that require disclosure in the notes to the financial statements.

B.	Basis of Presentation

The accompanying financial statements are unaudited and have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The year-end balance sheet data was derived from audited financial statements, but does not include all disclosure required by GAAP. These financial statements should be read in conjunction with the year-end audited financial statements. No significant changes have been made to the Company’s accounting policies and estimates that have been disclosed in its year-end financial statements.

Management makes estimates and assumptions that affect the amounts reported in the unaudited financial statements and notes. Although these estimates are based on management’s best available information at the time, actual results could differ.

C.	Regulatory Accounting

The NHPUC provide the final determination of the rates we charge our customers. In certain cases, the actions of the FERC or the NHPUC would result in an accounting treatment different from that used by non-regulated companies to determine the rates we charge our customers. In this case, the Company is required to recognize costs (regulatory assets) or to recognize obligations (regulatory liabilities) if it is probable that these amounts will be recovered or refunded through the rate-making process, which would result in a corresponding increase or decrease in future rates.

In the event the Company determines that its net regulatory assets are not probable of recovery, it would no longer apply the principles of the current accounting guidance for rate regulated enterprises and would be required to record an after-tax, non-cash charge (credit) against income for any remaining regulatory assets (liabilities). The impact could be material to the Company’s reported financial condition and results of operations.

D.	Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The following is the fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels as follows:

8

Level 1 — quoted prices (unadjusted) in active markets for identical assets or liabilities that a company has the ability to access as of the reporting date.

Level 2 — inputs other than quoted prices included within Level 1 that are directly observable for the asset or liability or indirectly observable through corroboration with observable market data.

Level 3 — unobservable inputs, such as internally-developed forward curves and pricing models for the asset or liability due to little or no market activity for the asset or liability with low correlation to observable market inputs.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.

E.	Recent Accounting Pronouncements

Other Comprehensive Income

In June 2011, the Financial Accounting Standards Board (“FASB”) issued accounting guidance that eliminated the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. This update seeks to improve financial statement users’ ability to understand the causes of an entity’s change in financial position and results of operations. The Company is now required to either consecutively present the statement of income and statement of comprehensive income in a single continuous statement or in two separate, but consecutive statements of net income and other comprehensive income on the face of the financial statements. This update does not change the items that are reported in other comprehensive income or any reclassification of items to net income. Additionally, the update does not change an entity’s option to present components of other comprehensive income net of or before related tax effects. This guidance is effective for non-public companies for fiscal years ending after December 15, 2012, and for interim and annual periods thereafter, and it is to be applied retrospectively. Early adoption is permitted. The Company does not expect adoption of this guidance to have an impact on the Company’s financial position, results of operations or cash flows.

This update, as issued in June 2011, would have also required the Company to present reclassification adjustments from other comprehensive income to net income on the face of the financial statements; however, in December 2011, the FASB issued accounting guidance which indefinitely deferred this latter requirement.

Fair Value Measurements

In April 2011, the FASB issued accounting guidance that substantially amended existing guidance with respect to the fair value measurement topic (“the Topic”). The guidance seeks to amend the Topic in order to achieve common fair value measurement and disclosure requirements in GAAP and International Financial Reporting Standards. Consequently, the guidance changes the wording used to describe many of the requirements in GAAP for measuring fair value and for disclosing information about fair value measurements as well as changing specific applications of the Topic. Some of the amendments clarify the FASB’s intent about the application of existing fair value measurement requirements. Other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements including, but not limited to, fair value measurement of a portfolio of financial instruments, fair value measurement of premiums and discounts and additional disclosures about fair value measurements. This guidance is effective for financial statements issued for annual periods beginning after December 15, 2011. The early adoption of this guidance for non-public companies is permitted but only for interim periods beginning after December 15, 2011. The Company is currently evaluating the impact of adopting this guidance on its financial statements.

Goodwill Impairment

In September 2011, the FASB issued accounting guidance related to goodwill impairment testing whereby, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. Otherwise, the entity is required to perform the two-step impairment test. This guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. The Company does not expect adoption of this guidance to have an impact on the Company’s financial position, results of operations, or cash flows.

9

Offsetting Assets and Liabilities

In December 2011, the FASB issued accounting guidance requiring enhanced disclosure related to offsetting assets and liabilities. Under the amendments in this Update, entities will be required to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting agreement. This scope would include items such as derivatives. This guidance is effective for fiscal years, and interim periods within that year, beginning after January 1, 2013, and is to be applied retrospectively. As this guidance relates to disclosure only, the adoption of this guidance will not have an impact on the Company’s financial position, results of operations, or cash flows.

Note 2. Rates and Regulatory

Rate Matters

In July 2007, the NHPUC approved a settlement agreement related to issues surrounding the merger of NGUSA and KeySpan Corporation (“KeySpan”), which also contained a five-year distribution rate plan for the Company, effective January 1, 2008. During the rate plan, distribution rates are frozen except for rate adjustments in the event of certain uncontrollable exogenous events and annual rate adjustments related to specific Reliability Enhancement Plan and Vegetation Management Plan (“REP/VMP”). In June 2010, the NHPUC approved the Company’s REP/VMP rate increase effective July 1, 2010 of $1.1 million. In June 2011, the NHPUC approved the Company’s fourth REP/VMP rate adjustment, effective July 1, 2011, which resulted in a revenue decrease of $1.7 million. The rate plan also includes an earnings sharing mechanism based on an imputed capital structure of 50% debt and 50% equity and a return on equity of 11%. Earnings above 11% are shared equally between customers and the Company. The rate plan also establishes a storm contingency fund and customer service commitments by the Company.

In April 2010, the Company filed a request with the NHPUC for a temporary increase in funding to its storm contingency fund of $0.7 million annually over three years to replenish the Company’s newly formed fund after a major ice storm in December 2008. An initial rate adjustment was approved by the NHPUC to increase funding by $0.4 million annually effective July 1, 2010. A decision regarding the remaining balance of $0.3 million in annual funding will occur in conjunction with the NHPUC’s review of costs related to two additional storms—a February 2010 storm and a March 2011 storm. The February 2010 winter storm had approximately $1.7 million in restoration costs that were reported to the NHPUC in the Company’s April 2011 storm fund report. In March 2011, the Company experienced another significant storm event for which the Company incurred approximately $1.8 million in restoration costs. The August 2011 Hurricane Irene and October 2011 Winter Storm caused extensive damage to the Company’s service territory. As of March 31, 2012, the Company incurred $2.5 million on repairs resulting from these storms, which is expected to be recovered by the Company’s rate payers. On September 30, 2011, the Company submitted a request to the NHPUC for an increase in collections to the storm fund. The Company has asked for recovery of the estimated negative balance in the storm fund at March 31, 2012 at a rate of $0.9 million per year over five years plus a permanent increase in collections of $1.3 million per year to offset future storms. The NHPUC approved the Company’s proposal in December 2011, subject to minor changes identified in the NHPUC staffs audit which was subsequently concluded.

Note 3. Fair Value Measurements

Available for sale securities are primarily in equities and are investments based on quoted market prices and municipal and corporate bonds based on quoted prices of similar traded assets in open markets.

The following table presents assets and liabilities measured and recorded at fair value on the Company’s balance sheet on a recurring basis and their level within the fair value hierarchy as of March 31, 2012 and March 31, 2011:

	March 31, 2012
	Level 1	Level 2	Level 3	Total
	(in thousands of dollars)

Assets:
Available for sale securities	$521	$672	$-	$1,193

10

	March 31, 2011
	Level 1	Level 2	Level 3	Total
	(in thousands of dollars)

Assets:
Available for sale securities	$462	$609	$-	$1,071

Note 4. Commitments and Contingencies

Legal Matters

The Company is subject to various legal proceedings arising out of the ordinary course of its business. Except as described below, the Company does not consider any of such proceedings to be material individually or in the aggregate to its business or likely to result in a material adverse effect on its results of operations, financial condition, or cash flows.

Environmental Matters

The normal ongoing operations and historic activities of the Company are subject to various federal, state and local environmental laws and regulations. Like many other industrial companies, the Company generates hazardous waste. Under federal and state Superfund laws, potential liability for the historic contamination of property may be imposed on responsible parties jointly and severally, without fault, even if the activities were lawful when they occurred.

The New Hampshire Department of Environmental Protection has named the Company as a potentially responsible party for remediation of a site at which hazardous waste is alleged to have been disposed. The Company believes that obligations imposed on it because of environmental laws will not have a material impact on its financial condition.

As of March 31, 2012 and March 31, 2011, the Company had reserves related to its environmental obligations of $0.1 million and $0.1 million, respectively, included as other deferred liabilities in the accompanying balance sheets, which represents management's best estimate of the future costs to investigate and remediate the sites as necessary. These environmental reserves are recorded on an undiscounted basis. However, remediation costs for each site may be materially higher than noted, depending upon changing technologies and regulatory standards, selected end use for each site, and actual environmental conditions encountered.

Note 5. Related Party Transactions

Intercompany Money Pool

NGUSA and certain affiliates, including the Company, participate in money pools to more effectively utilize cash resources and to reduce external short-term borrowings. The money pool in which the Company participates is administered by the NGUSA service company as the agent for the participants. Short-term borrowing needs are met first by available funds of the money pool participants. Borrowings from the money pool bear interest in accordance with the money pool agreement. Companies that invest in the money pool share the interest earned on a basis proportionate to their average monthly investment in the money pool. Funds may be withdrawn from or repaid to the money pool at any time without prior notice. At March 31, 2012 and March 31, 2011, the Company had short-term money pool investment of $2.2 million and $7.5 million, respectively.

Due to affiliates

NGUSA and its affiliates also provide various services to the Company, including executive and administrative, financial (including accounting, auditing, risk management, tax and treasury/finance), human resources, information technology, legal and strategic planning that are charged between the companies and charged to each company appropriately. In addition, the Company has a tax sharing agreement with NGHI, a NGUSA affiliate, in filing consolidated tax returns. The Company’s share of the tax liability is allocated resulting in a payment to or refund from NGHI.

The Company records short-term payables to and receivables from certain of its affiliates in the ordinary course of business. The amounts payable to and receivable from its affiliates do not bear interest and are settled through the money pool. In 2011, intercompany and affiliate balances were reported net. In the current year, the company adopted a policy of gross settlement and the presentation has changed accordingly. At March 31, 2012 and March 31, 2011, the Company had a net outstanding accounts receivable from affiliates/accounts payable to affiliates as follows:

11

	Accounts receivable from Affiliates	Accounts payable to Affiliates
	March 31,	March 31,
	2012	2012	2011
		(in thousands of dollars)

Energy North Gas Co.	$-	$646	$33
New England Power Co.	-	510	336
NGUSA Service Co.	5	537	259
Boston Gas Co.	-	-	57
KeySpan Corp. Services LLC	2	-	298
Massachusetts Electric Co.	-	128	754
Narrangasett Electric	-	-	187
Niagara Mohawk Power Co.	-	67	(46)
Port Jeffrey Energy Co.	-	-	19
Other affiliates, net	5	64	120

	$12	$1,952	$2,017

Note 6. Subsequent Event

On July 3, 2012, the Company was sold to Liberty Energy for gross proceeds of $86 million including working capital and other adjustments.

12

Appendix E

Unaudited Interim Financial Statements of EnergyNorth

EnergyNorth Natural Gas, Inc.

Financial Statements

For the quarters ended March 31, 2012 and March 31, 2011

(unaudited)

1

ENERGYNORTH NATURAL GAS, INC.

Page No.

Balance Sheets	2
March 31. 2012 and March 31, 2011

Statements of Operations	3
Three Months Ended March 31, 2012 and March 31, 2011

Statements of Cash Flows	4
Three Months Ended March 31, 2012 and March 31, 2011

Statements of Comprehensive Income (Loss)	5
Three Months Ended March 31, 2012 and March 31, 2011

Notes to Unaudited Financial Statements	6

2

ENERGYNORTH NATURAL GAS, INC.

BALANCE SHEETS

(unaudited, in thousands of dollars)

ASSETS
	March 31,
Currents assets:	2012	2011
Accounts receivables	$25,721	$27,106
Allowance for doubtful accounts	(3,743)	(4,578)
Unbilled revenue	7,696	9,475
Gas and propane in storage at average cost	10,490	7,670
Derivative contracts	21	75
Regulatory assets	4,989	5,210
Current portion of Deferred income taxes	3,060	3,985
Prepaid and other current assets	454	299

Total current assets	48,688	49,242

Property Plant and Equipment, net	251,542	247,979

Deferred charges and other assets:
Regulatory assets	65,284	68,596
Goodwill	2,115	2,115
Derivative contracts	-	13
Other deferred charges	10,179	13,642

Total deferred charges and other assets	77,578	84,366

Total assets	$377,808	$381,587

LIABILITIES AND CAPITALIZATION

Current liabilities:
Accounts payable	$6,288	$8,633
Taxes accrued	4,112	675
Customer deposits	996	896
Interest accrued	22	126
Regulatory liabilities	4,154	75
Derivative contracts	3,004	1,188
Current portion of post retirement benefit obligation	307	282
Other current liabilities	568	772

Total current liabilities	19,451	12,647

Deferred credits and other liabilities:
Regulatory liabilities	27,122	29,303
Asset retirement obligations	1,014	956
Environmental remediation cost	53,573	59,807
Deferred income tax liabilities	57,672	56,224
Postretirement benefits and other reserves	4,421	3,876
Derivative contracts	367	206
Other deferred liabilities	3,736	3,296

Total deferred credits and other liabilities	147,905	153,668

Capitalization
Shareholder equity	210,452	215,272
Total capitalization	210,452	215,272

Total liabilities and capitalization	$377,808	$381,587

The accompanying notes are an integral part of these financial statements.

3

ENERGYNORTH NATURAL GAS, INC.

STATEMENTS OF OPERATIONS

(unaudited, in thousands of dollars)

	Three Months Ended March 31,
	2012	2011

Operating Revenues	$49,254	$65,891

Operating expenses

Gas purchased for resale	30,094	42,367

Goodwill impairment	-	-

Operations & Maintenance	7,806	6,018

Depreciation & Amortization	2,223	2,857

Operating taxes	1,444	1,544

Total operating expenses	$41,567	$52,786

Operating Income	7,687	13,105

Interest on long term debt	(85)	(84)

Other interest, including affiliate interest	(1,190)	(775)

Other income	78	(117)

Total other deductions	$(1,197)	$(976)

Income before income taxes	6,490	12,129

Income tax expense	2,570	2,635

Net income	$3,920	$9,494

The accompanying notes are an integral part of these financial statements

4

ENERGYNORTH NATURAL GAS, INC.

STATEMENTS OF CASH FLOWS

(unaudited, in thousands of dollars)

	Three Months Ended March 31,
	2012	2011

Operating activities:
Net income	$3,920	$9,494
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,223	2,857
Provision for deferred income taxes	(1,900)	3,519
Other postretirement expense	2,882	58
Net environmental payments	(461)	(207)
Changes in operating assets and liabilities:
Accounts receivable, net	(4,843)	(5,067)
Gas in storage	1,660	5,446
Accounts payable and accrued expenses	(4,977)	(7,011)
Prepaid taxes and accruals	8,601	1,322
Other, net	(7,105)	(10,411)

Net cash change in operating activities	$-	$-

Net change in cash and cash equivalents	-	-
Cash and cash equivalents, beginning of period	-	-

Cash and cash equivalents, end of period	$-	$-

The accompanying notes are an integral part of these financial statements

5

ENERGYNORTH NATURAL GAS, INC.

STATEMENTS OF COMPREHENSIVE INCOME

(unaudited, in thousands of dollars)

	Three Months Ended March 31,
	2012	2011

Net Income	$3,920	$9,494
Other Comprehensive income (loss) net of taxes:
Unrealized losses on investments	(11)	(23)
Change in pension and other postretirement obligations,	(249)	57
Reclassification adjustment for gains included in net	18	17

Change in other comprehensive income	(242)	51

Total comprehensive income	$3,678	$9,545

Related tax expense (benefit)
Unrealized losses on investments	6	13
Change in pension and other postretirement obligations,	168	(39)
Reclassification adjustment for gains included in net	(12)	(12)

Total tax expense (benefit)	$162	$(38)

The accompanying notes are an integral part of these financial statements

6

ENERGYNORTH NATURAL GAS, INC.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

Note 1.   Summary of Significant Accounting Policies

A.	Nature of Operations

EnergyNorth Natural Gas, Inc. (the “Company,” “we,” “us,” and “our”) is a regulated natural gas utility providing natural gas distribution services to approximately 85,350 customers in New Hampshire.

The Company is an indirect subsidiary of National Grid New England LLC and an indirectly-owned subsidiary of KeySpan Corporation (“KeySpan”). KeySpan is a wholly-owned subsidiary of National Grid USA (“NGUSA”), a public utility holding company with regulated subsidiaries engaged in the generation of electricity and the transmission, distribution and sale of both natural gas and electricity. NGUSA is an indirectly-owned subsidiary of National Grid plc, a public limited company incorporated under the laws of England and Wales.

On December 8, 2010, NGUSA and Liberty Energy Utilities Co. (“Liberty Energy”), a subsidiary of Algonquin Power & Utilities Corp., entered into a stock purchase agreement which was subsequently amended and restated on January 21, 2011, pursuant to which NGUSA will sell and Liberty Energy will purchase all of the common stock of the Company. The parties received Federal Energy Regulatory Commission (“FERC”) approval in July 2011 and New Hampshire Public Utilities Commission (“NHPUC”) approval in May 2012. The Company was sold on July 3, 2012.

The Company has evaluated subsequent events and transactions through July 18, 2012, and concluded that, except for the sale of the Company discussed in Note 6. “Subsequent Event”, there were no events that require disclosure in the notes to the financial statements.

B.	Basis of Presentation

The accompanying financial statements are unaudited and have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The year-end balance sheet data was derived from audited financial statements, but does not include all disclosures required by GAAP. These financial statements should be read in conjunction with the year-end audited financial statements. No significant changes have been made to the Company’s accounting policies and estimates that have been disclosed in its year-end financial statements.

Management makes estimates and assumptions that affect the amounts reported in the unaudited financial statements and notes. Although these estimates are based on management’s best available information at the time, actual results could differ.

C.	Regulatory Accounting

The NHPUC provides the final determination of the rates we charge our customers. In certain cases, the actions of the NHPUC to determine the rates the Company charges its customers would result in an accounting treatment different from that used by non-regulated companies to determine the rates we charge our customers. In these cases, the Company is required to recognize costs (regulatory assets) or to recognize obligations (regulatory liabilities) if it is probable that these amounts will be recovered or refunded through the rate-making process, which would result in a corresponding increase or decrease in future rates.

In the event the Company determines that its net regulatory assets are not probable of recovery, it would no longer apply the principles of the current accounting guidance for rate-regulated enterprises and would be required to record an after-tax, non-cash charge (credit) against income for any remaining regulatory assets (liabilities). The impact could be material to the Company’s reported financial condition and results of operations.

7

D.	Derivatives

The Company participates in gas trading at National Grid. The Company employs derivative instruments to hedge a portion of its exposure to commodity price risk. Whenever hedge positions are in effect, the Company is exposed to credit risks in the event of non-performance by counter-parties to derivative contracts, as well as non-performance by the counter-parties of the transactions against which they are hedged. The Company believes the credit risk related to derivative instruments is no greater than that associated with the primary commodity contracts that they hedge.

Firm Gas Sales Derivative Instruments

The Company utilizes derivative financial instruments to reduce the cash flow variability associated with the purchase price for a portion of future natural gas purchases. Our strategy is to minimize fluctuations in firm gas sales prices to our regulated firm gas sales customers. Because these derivative instruments are being employed to reduce the variability of the purchase price of natural gas to be sold to regulated firm gas sales customers, the accounting for these derivative instruments is subject to the current accounting guidance on the accounting for the effects of rate regulation. Therefore, changes in the market value of these derivatives have been recorded as a regulatory asset or regulatory liability on the balance sheets. Gains or losses on the settlement of these contracts are initially deferred and then refunded to or collected from our firm gas sales customers during the appropriate winter heating season consistent with regulatory requirements.

Physically-Settled Commodity Derivative Instruments

Certain of the Company’s contracts for the physical purchase of natural gas are derivatives as defined by current accounting guidance. As such, these contracts are recorded on the balance sheets at fair market value. However, because such contracts were executed for the purchases of natural gas that is sold to regulated firm gas sales customers, and pursuant to the requirements for accounting for the effects of rate regulation, changes in the fair market value of these contracts are recorded as a regulatory asset or regulatory liability on the balance sheets.

E.	Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The following is the fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels as follows:

Level 1 — quoted prices (unadjusted) in active markets for identical assets or liabilities that a company has the ability to access as of the reporting date;

Level 2 — inputs other than quoted prices included within Level 1 that are directly observable for the asset or liability or indirectly observable through corroboration with observable market data; and

Level 3 — unobservable inputs, such as internally-developed forward curves and pricing models for the asset or liability due to little or no market activity for the asset or liability with low correlation to observable market inputs.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.

F.	Recent Accounting Pronouncements

Other Comprehensive Income

In June 2011, the FASB issued accounting guidance that eliminated the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. This update seeks to improve financial statement users’ ability to understand the causes of an entity’s change in financial position and results of operations, and will require the Company to present net income and other comprehensive income in either a single continuous statement or in two separate, but consecutive, statements of net income and other comprehensive income. This update does not change the items that are reported in other comprehensive income or any reclassification of items to net income, nor does it change an entity’s option to present components of other comprehensive income net of or before related tax effects.

8

This guidance is effective for non-public companies for fiscal years, and interim periods within that year, ending after December 15, 2012, and it is to be applied retrospectively. Early adoption is permitted. The Company does not expect adoption of this guidance to have an impact on the Company’s financial position, results of operations or cash flows.

This update, as issued in June 2011, would have also required the Company to present reclassification adjustments from other comprehensive income to net income on the face of the financial statements; however, in December 2011, the FASB issued accounting guidance which indefinitely deferred this latter requirement.

Fair Value Measurements

In April 2011, the FASB issued accounting guidance that substantially amended existing guidance with respect to the fair value measurement topic (“the Topic”). The guidance seeks to amend the Topic in order to achieve common fair value measurement and disclosure requirements in GAAP and International Financial Reporting Standards. Consequently, the guidance changes the wording used to describe many of the requirements in GAAP for measuring fair value and for disclosing information about fair value measurements as well as changing specific applications of the Topic. Some of the amendments clarify the FASB’s intent about the application of existing fair value measurement requirements. Other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements including, but not limited to, fair value measurement of a portfolio of financial instruments, fair value measurement of premiums and discounts and additional disclosures about fair value measurements. This guidance is effective for financial statements issued for annual periods beginning after December 15, 2011 and should be applied prospectively. The early adoption of this guidance for non-public companies is permitted, but no earlier than interim periods beginning after December 15, 2011. The Company is currently evaluating the impact of adopting this guidance on its financial statements.

Goodwill Impairment

In September 2011, the FASB issued accounting guidance related to goodwill impairment testing whereby, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. Otherwise, the entity is required to perform the two-step impairment test. This guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. The Company does not expect adoption of this guidance to have an impact on the Company’s financial position, results of operations, or cash flows.

Offsetting Assets and Liabilities

In December 2011, the FASB issued accounting guidance requiring enhanced disclosure related to offsetting assets and liabilities. Under the amendments in this Update, entities will be required to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting agreement. This scope would include items such as derivatives. This guidance is effective for fiscal years, and interim periods within that year, beginning after January 1, 2013, and is to be applied retrospectively. As this guidance relates to disclosure only, the adoption of this guidance will not have an impact on the Company’s financial position, results of operations, or cash flows.

Note 2.     Rates and Regulatory

Rate Matters

In February 2010, the Company filed a natural gas base distribution rate case with NHPUC seeking an increase in distribution rates of $11.4 million per year. In March 2011, NHPUC approved a settlement to permanently increase the gas distribution rates by approximately $6.8 million based on an implied return on equity (“ROE”) of 9.67% and an equity ratio of 50%. The March 2011 order also approved a commodity-related bad debt recovery mechanism that adjusts for fluctuations incommodity prices. In May 2011, the Company presented the NHPUC Staff with documentation of rate case expenses in the amount of $1.5 million associated with the February 2010 filing. The NHPUC Staff ultimately recommended, and in October 2011 the NHPUC approved, recovery of $1.1 million.

Pursuant to the NHPUC order approving the Company’s merger agreement with KeySpan, the Company is permitted to seek an annual base rate adjustment to reflect the cost of replacing cast iron and bare steel mains and services to the extent

9

such cost exceeds $0.5 million. In June 2010 and June 2011, the Commission approved base distribution rate increases of $0.5 million effective on July 1, 2010 and July 1, 2011 of each year. Energy North will reduce its base distribution rates to decrease annual revenues by $44,226 effective July 1, 2012 on a service rendered basis.

In January 2012, the NHPUC opened a proceeding to investigate, among other things, EnergyNorth’s projected supply/demand balance and whether the Company should take steps to reduce any excess capacity. In particular, the Commission staff is focusing its investigation on the prudence of retiring some of the Company’s on-system supplemental supply facilities.

Note 3.     Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The following is a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels as follows:

The Company’s Level 1 fair value derivative instruments primarily consist of quoted prices (unadjusted) in active markets for identical assets or liabilities that a company has the ability to access as of the reporting date. Derivative assets and liabilities utilizing Level 1 inputs include active exchange-based derivatives (e.g. natural gas futures traded on New York Mercantile Exchange (“NYMEX”).

The Company’s Level 2 fair value derivative instruments primarily consist of OTC gas swaps and forward physical gas deals where market data for pricing inputs is observable. Level 2 pricing inputs are obtained from the NYMEX and Intercontinental Exchange (“ICE”), except cases when ICE publishes seasonal averages or there were no transactions within last seven days. During periods prior to March 31, 2011, Level 2 pricing inputs were obtained from NYMEX and Platts M2M (industry standard, non-exchange-based editorial commodity forward curves) when it can be verified by available market data from ICE based on transactions within last seven days. Level 2 derivative instruments may utilize discounting based on quoted interest rate curve as well as have liquidity reserve calculated based on bid/ask spread. Substantially all of these price curves are observable in the marketplace throughout at least 95% of the remaining contractual quantity, or they could be constructed from market observable curves with correlation coefficients of 0.95 or higher.

Level 3 fair value derivative instruments primarily consist of our gas OTC forwards, options, and physical gas transactions where pricing inputs are unobservable, as well as other complex and structured transactions. Complex or structured transactions can introduce the need for internally-developed models based on reasonable assumptions. Industry-standard valuation techniques, such as Black-Scholes pricing model, Monte Carlo simulation, and Financial Engineering Associates libraries are used for valuing such instruments. Level 3 is also applied in cases when forward curve is internally developed, extrapolated or derived from market observable curve with correlation coefficients less than 0.95, or optionality is present, or non-economical assumptions are made. The internally developed forward curves have a high level of correlation with Platts M2M curves.

Available for sale securities are primarily in equities and are investments based on quoted market prices (Level 1) and municipal and corporate bonds based on quoted prices of similar traded assets in open markets (Levels 2 and 3).

The following table presents assets and liabilities measured and recorded at fair value in the accompanying consolidated balance sheets on a recurring basis and their level within the fair value hierarchy as of March 31, 2012 and March 31, 2011:

	March 31, 2012

	Level 1	Level 2	Level 3	Total
	(in thousands of dollars)

Assets:
Derivative contracts	$-	$19	$2	$21

Liabilities:
Derivative contracts	-	2,884	487	3,371

Net liabilities	$-	$(2,865)	$(485)	$(3,350)

10

	March 31, 2011
	Level 1	Level 2	Level 3	Total
	(in thousands of dollars)
Assets:
Derivative contracts	$-	$65	$23	$88

Liabilities:
Derivative contracts	-	920	474	1,394

Net liabilities	$-	$(855)	$(451)	$(1,306)

Year to Date Level 3 Movement Table

The following table presents the fair value reconciliation of Level 3 assets and liabilities measured at fair value on a recurring basis during the twelve months ended March 31, 2012 and March 31, 2011:

(in thousands of dollars)

Beginning balance at March 31, 2010	$(866)
Total losses included in regulatory assets and liabilities	547
Purchases	(132)

Ending balance at March 31, 2011	$(451)

Beginning balance at March 31, 2011	$(451)

Transfers out of Level 3	(3)
Total losses included in regulatory assets and liabilities	(2,330)
Purchases	(343)
Settlements	2,642

Ending balance at March 31, 2012	$(485)

The amount of total gains or losses for the period included in earnings attributed to the change in unrealized gains or losses relating to derivative assets at March 31, 2011 and March 31, 2012	$-

A transfer into Level 3 represents existing assets or liabilities that were previously categorized at a higher level for which the inputs became unobservable. A transfer out of Level 3 represents assets and liabilities that were previously classified as Level 3 for which the inputs became observable based on the criteria discussed previously for classification in Level 2. These transfers, which are recognized at the end of each period, result from changes in the observability of forward curves from the beginning to the end of each reporting period. There were no transfers between Level 1 and Level 2 and no transfers into level 3 during the years ended March 31, 2012 and March 31, 2011.

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Note 4. Commitments and Contingencies

Legal Matters

The Company is subject to various legal proceedings arising out of the ordinary course of its business. Except as described below, the Company does not consider any of such proceedings to be material, individually or in the aggregate, to its business or likely to result in a material adverse effect on its results of operations, financial condition, or cash flows.

Environmental Matters

The normal ongoing operations and historic activities of the Company are subject to various federal, state and local environmental laws and regulations and are regulated by agencies such as the United States Environmental Protection Agency and the New Hampshire Department of Environmental Services (“NHDES”). Like most other industrial companies, the Company generates some hazardous wastes. Under federal and state Superfund laws, potential liability for historic contamination of property may be imposed on responsible parties jointly and severally, without fault, even if the activities were lawful when they occurred.

The NHDES has named the Company as a potentially responsible party for remediation of several sites at which hazardous waste is alleged to have been disposed as a result of historic operations of MGP and related facilities. The Company is currently investigating and remediating, as necessary, those MGP sites in accordance with plans submitted to the NHDES. The Company believes that obligations imposed on it because of those sites will not have a material impact on its results of operations or financial position.

The NHPUC has authorized the Company to recover through rates its prudently incurred expenses in investigating and remediating environmental contamination associated with its former MGP sites. Under the cost recovery mechanism, the Company amortizes the investigation and remediation expenses over a seven year period without carrying costs. The cost of seeking recovery of investigation and remediation expenses from third parties, including former owners and/or operators of the former MGP sites and obtaining insurance coverage, are also recoverable. Amounts actually recovered through such efforts are to be applied to reduce the amount that would otherwise be recoverable from the Company’s customers.

Currently, the Company’s rate for recovery of these environmental costs is set at $0 because the funds recovered from third parties exceed the costs being incurred by the Company. However, the credit position is expected to reverse itself during fiscal 2012, so that beginning November 1, 2012, the Company expects to begin including an amount in its local distribution adjustment clause to recoup the net cost of its investigation and remediation efforts (and associated third party claims).

We estimate the remaining cost of these MGP-related environmental cleanup activities will be $53.6 million at March 31, 2012, which amount has been accrued by us as a reasonable estimate of cost for known sites. Remediation costs, however, for each site may be materially higher than noted, depending upon changing technologies and regulatory standards, selected end use for each site, and actual environmental conditions encountered.

By rate orders, the NHPUC provided for the recovery of site investigation and remediation costs and accordingly, at March 31, 2012 and March 31, 2011, the Company has reflected a regulatory asset of $56.3 million and $61.5million for the MGP sites, respectively.

On November 2, 2011, the NHDES provided a final response to the Company’s proposed remedy at the Liberty Hill Road Site in New Hampshire. In its final determination, NHDES requested that the Company proceed with implementation of a more costly remedy than was originally proposed by the Company. The Company has not accepted this determination and formally appealed the NHDES final determination in December 2011. Discussions with NHDES are on-going and appeal proceedings are set to start in Fall 2012. If the appeal is unsuccessful, then this would result in an increase in environmental reserves by $2.0 million (based on the estimates in the August 2009 Remedial Action Plan Addendum No. 2) and a corresponding increase in regulatory assets of the same amount compared with the balances recorded in these financial statements.

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Note 5. Related Party Transactions

Intercompany Money Pool

The Company participates with NGUSA and certain affiliates in a system money pool. Generally, the subsidiaries of KeySpan do not maintain separate cash balances. Financing for the Company’s working capital and gas inventory needs is obtained through the Company’s participation in a money pool. In addition, all cash generated from billings is collected and held in the money pool. Further, all payments to third parties for our payables, including labor, are made through the money pool. All money pool balances are maintained at the parent. The Company accounts for funds received from KeySpan as a capital contribution from KeySpan and funds paid to KeySpan as a dividend to KeySpan. All other intercompany receivable and payable accounts are accounted for in a similar manner.

The following table presents the components of the intercompany bond and money pool balances, included in additional paid-in capital and the applicable interest rates at March 31, 2012 and March 31, 2011:

	March 31, 2012	March 31, 2011
	(in thousands of dollars)
Intercompany bond	$80,000	$80,000

Interest rate on intercompany bond	5.8%	5.8%

Notes payable to affiliates	$22,262	$29,490
Interest rate on notes payable to affiliates	1.2%	1.2%

Accounts Receivables from affiliates and Accounts Payable to affiliates

The Company engages in various transactions with NGUSA and its affiliates. Certain activities and costs, such as executive and administrative, financial (including accounting, auditing, risk management, tax and treasure/finance), human resources, information technology, legal and strategic planning are shared between the companies and allocated to each company appropriately. In addition, the Company has a tax sharing agreement with NGHI, a NGUSA affiliate, in filing consolidated tax returns. The Company’s share of the tax liability is allocated resulting in a payment to or refund from NGHI. The Company had a net accounts payable to affiliates of $9.6 million and $9.9 million at March 31, 2012 and March 31, 2011, respectively, for those services which are included in additional paid-in capital in the accompanying balance sheets.

Note 6. Subsequent Event

On July 3, 2012, the Company was sold to Liberty Energy for gross proceeds of $223 million including working capital and other adjustments.

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